新浪

SINA CORPORATION Annual Report 2005


VANCOUVER


SHANGHAI

Connecting the Global Chinese Community


HONG KONG

Company Profile

SINA Corporation (NASDAQ: SINA) is a leading online media company and value-added information service (VAS) provider for China and for Chinese communities worldwide.

With a branded network of localized web sites targeting Greater China and overseas Chinese, SINA provides services through five major business lines including SINA.com (online news and content), SINA Mobile (mobile value-added services), SINA Online (community-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together, these business segments provide an array of services including region-focused online portals, mobile value-added services, search and directory, interest-based and community-building channels, free and premium email, online games, virtual ISP, classified listings, fee-based services, e-commerce and enterprise e-solutions.


TORONTO
NCOUVER
SYDNEY
NEW YORK
SHENZHEN
BEIJING
LONDON
S ANGELES

Financial Highlights


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Quarterly Revenues (US$000)

- Advertising
- Non-advertising


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Quarterly Revenues by Product Line (US$000)

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Reported Net Income (US$000)

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BEIJING

To Our Shareholders:

In 2005, we remained committed to further strengthen and grow our two most important assets – our core business and our brand. The foundation of our success has always been the SINA brand. Our hard work paid off as evidenced by the results from the July 2005 Chinese Academy of Social Science's survey, which ranked SINA as the most frequently visited site in China for the second time in a row. More importantly, we widened our lead from our closest competitor with 2.3 times as many online users picking SINA as their 'top site.' Meanwhile, for the third consecutive year the Economic Observer and Beijing University's 2005 annual study recognized SINA as one of the most respected companies in China.

The Market Opportunity

China remains one of the world's largest and fastest growing economies. Its Internet user base has grown to become the second largest in the world, behind the U.S, and is expected to reach 338 million by 2010, according to the China Internet Network Information Center and analyst reports. The exponential increase in China's Internet user base has been driven by the growing base of connected personal computers and accelerated broadband adoption. We expect Internet access in China to further accelerate in the near future with the adoption of 3G mobile network. China currently is the largest mobile phone market in the world with mobile phone users exceeding 393 million at the end of 2005, according to the Ministry of Information Industry. These compelling statistics combined with an expanding middle class population in China translates to opportunities for us to leverage our strength both in online and wireless services to grow our business and consolidate our industry dominance.

By 2010, Internet users in China is expected to reach 338 million

SHANGHAI




HONG KONG

Our 2005 online advertising revenues grew 30% year-over-year to $85.0 million

Commitment to the Core Business

Our advertising business in China remains the foundation of our product offerings and we consistently rank number one in the Chinese market in both revenue and market share. Despite an increasingly competitive landscape, our 2005 online advertising revenues, which include only brand advertising such as banners, text links and mixed media, grew 30% year-over-year to $85.0 million.

The strength of our advertising business segment is directly correlated to the strength of our online media property, which has attracted a large number of users within the key demographics targeted by our advertisers.

While the strength of our brand continues to allow us to command higher advertising premiums over our competitors, the increasing demand and spending from industries like automobile, IT and real estate helped fuel the growth in both inventory and advertising spending per customer.

We continue to see a shift in advertising dollars from traditional media to online advertising and the growing broadband adoption has paved the way for new formats of advertising such as rich media, CPM (cost per 1,000 impressions) and CPC (cost per click) based advertising. These exciting Internet dynamics are laying the foundation for us to continue growing our advertiser base and building available advertising inventories.

Managing the Challenges

In contrast to the numerous successes we achieved in 2005, we were confronted with challenges in our mobile value added services (MVAS) business. Non-advertising revenues in 2005 were impacted by the overall weakness in the MVAS market, especially in SMS, which represented the largest portion of our non-advertising revenues in 2005. Despite the challenges we faced, SINA implemented new strategies to manage this segment of the business and softened the overall decline in revenue and margin erosion. We retooled our MVAS model and placed an emphasis on diversifying our revenue mix with other MVAS products including WAP (Wireless Application Protocol), RBT (Ring Back Tone) and IVR (Interactive Voice Response). We also launched services that would enhance our content offerings including the formation of SINA Music, which will allow us to produce, package and promote new content by leveraging our popular entertainment channel and a web-user created music platform. And while overall MVAS revenues declined 21% year-over-year to $98.1 million, we were successful in growing non-SMS revenues in 2005 by 28%.

TAIPEI




SAN FRANCISCO

SINA Blog attracted 1 million unique users and 50,000 blogs on a daily basis in the second half of 2005

Growing New Initiatives

To differentiate ourselves, we continue to leverage the reach of the SINA brand and to utilize our robust portal resources to provide our users with unique content and richer experiences. Below are just a few examples of the initiatives we launched in 2005 to build our brand presence and strengthen our industry dominance in China's online media market.

In June 2005, we launched our self-developed algorithmic search engine iAsk, which aims to capitalize on the growing online search market in China. By the end of 2005, iAsk had amassed over 1.4 billion indexed Web pages in its search library and had been successfully rolled out to 29 of the largest cities in China. Search, which represents an indispensable part of Internet users' experience, remains a strategically important initiative for us in 2006 and beyond. We are committed to further growing our library of indexed pages and improving functionalities.

Another phenomenon to sweep across the Chinese Internet scene in 2005 was the popularity of blogs – an online publishing tool for users to document and share their personal anecdotes with others in the online community. In the second half of 2005, we launched our own version of the blog service that drew large appeal amongst celebrities and became an instant hit among Internet users in China. In less than six months, SINA Blog quickly rose to the status of one of China's most influential blog services, attracting 1 million unique users and 50,000 blogs on a daily basis.

In anticipation of the launch of the 3G mobile network in China, we also intensified our efforts in our WAP portal, a wireless version of our Internet portal. In the second half of 2005, we experienced strong traffic growth and demand for the service. The expected distribution of 3G licenses in the latter half of 2006 will provide opportunities for us to offer new product applications and improved service offerings in our mobile business. We are excited about the prospect of the new technology and are working hard to prepare for its anticipated arrival.

Optimism for the Future

In spite of the challenges that exist within the MVAS market today, we remain excited and optimistic about the growth opportunities in all of our business lines. Our goal is to continue to seek additional ways to monetize the brand strength, extensive reach, and superior content of the SINA portal. I am confident that our management team possesses the necessary depth to execute the business strategies we have set in place. We continue to search for opportunities to add to our product portfolio, diversify our revenue stream and remain committed to maintaining our status as the undisputed online media leader in China.

GUANGZHOU



Yan Wang
Chief Executive Officer



新浪网 sina.com

SINA.com includes SINA's online advertising business and its portal network of four destination web sites which provide extensive Chinese-language news and content organized into interest-based channels, and offer community and communication services and sophisticated web navigation capabilities through search.

新浪热线 sina online

SINA Online offers a variety of community-building services designed to encourage registered users to become active and loyal members, or SINA Netizens. The integrated SINA Mail, SINA UC (instant messaging), SINA Games, SINA Passport/Pay Point and SINA Dating service enable SINA Netizens to communicate with one another or with groups of people in the SINA community.

新浪企业服务 sina.net

SINA.net provides enterprise solutions on an integrated platform to government agencies and small to medium-sized businesses in China. These solutions include search and listings services, web hosting, corporate email, and proprietary software products. SINA's listing properties include a search engine (iAsk), a directory and classified information.

新浪无线 sina mobile

SINA Mobile provides mobile value-added service (MVAS) offerings including news and information, community services such as dating and friendship communities, and multimedia downloads of ring tones, pictures and screensavers. Users can order these services through the SINA web site or through their mobile phones on a monthly subscription basis or per-message basis.

新浪电子商务 sina e-commerce

SINA e-Commerce offers online shopping service through SINAMall on its China and North America web sites. Its technology platform enables both multinational and local merchants to transact business online. SINA generates revenue through receiving a percentage of online sales from its merchant partners. SINA works with merchants to design customized marketing campaigns that involve both advertising and sales of their products over SINA's network.


www.SINA.COM
iAsk, the smartest search engine
for knowledge in Chinese.

Financial Information

Contents

Selected Financial Data

The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis", the consolidated financial statements and notes thereto and the other information contained in the Form 10-K. In November 2002, we changed our fiscal year-end from June 30 to December 31. The selected consolidated statements of operation data presents the twelve month results for the three years ended December 31, 2005, 2004, and 2003 and the six month results for the six months ended December 31, 2002, as well as the twelve month results for the years ended June 30, 2002 and 2001. The selected unaudited consolidated statements of operation data of the twelve month results for the year ended December 31, 2002 is also presented.

(In thousands, except per share data)	Years ended December 31,				Six months ended December 31,	Years ended June 30,	
	2005	2004	2003	2002 (unaudited)	2002	2002	2001
Operations:							
Net revenues	**$ 193,552**	$ 199,987	$ 114,285	$ 38,894	$ 23,216	$ 28,508	$ 26,683
Gross profit	**130,445**	138,376	79,848	23,385	14,674	14,900	11,329
Income (loss) before income taxes	**45,525**	69,224	32,318	(4,949)	916	(16,092)	(36,351)
Net income (loss)*	**43,115**	65,996	31,423	(4,949)	916	(16,092)	(36,351)
Net income (loss) per share*:							
Basic	**$ 0.82**	$ 1.33	$ 0.66	$ (0.11)	$ 0.02	$ (0.36)	$ (0.91)
Diluted	**$ 0.75**	$ 1.15	$ 0.58	$ (0.11)	$ 0.02	$ (0.36)	$ (0.91)

(In thousands)	December 31,				June 30,	
	2005	2004	2003	2002	2002	2001
Financial position:						
Cash, cash equivalents and short-term investments	**$ 300,689**	$ 275,635	$ 227,164	$ 96,736	$ 93,151	$ 109,789
Working capital	**297,910**	252,027	219,866	91,814	89,914	102,246
Total assets	**468,721**	430,425	289,897	130,479	121,355	133,122
Long-term liabilities	**100,000**	102,142	100,000	–	–	–
Total shareholders' equity	**319,622**	253,345	159,507	117,387	111,690	119,967

* Fiscal 2003, 2004 and 2005, include a net loss from investment of $7.0 million, $4.6 million and $3.3 million, respectively. Six months ended December 31, 2002 includes a loss from investment of $0.3 million. Twelve months ended June 30, 2001 and 2002 include a loss from investment of $0.9 million and $0.6 million, respectively.

Management's Discussion and Analysis

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expect", "anticipate", "intend", "believe", the negative of such terms or other comparable terminology. All forward-looking statements included in this document are based on information available to us on the date hereof, and we undertake no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information set forth below under the caption "Business – Risk Factors" set forth in the 10K document which can be downloaded from our web site http://corp.sina.com. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties, including the factors identified in "Business – Risk Factors," that could cause actual results to differ materially from those in the forward-looking statements.

OVERVIEW

We are a leading online media company and value-added information services provider in the People's Republic of China (the "PRC" or "China") and the global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, we provide services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Online (community-based services, games and instant messaging), SINA.net (search and enterprise solutions) and SINA E-Commerce (online shopping). Together these provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, audio and video streaming, online games, virtual ISP, classified listings, fee-based services, e-commerce and enterprise e-solutions. In turn, we generate revenues through advertising, MVAS, fee-based services, e-commerce and enterprise services.

The primary focus of our operations is in China, where we derive the majority of our revenues. From 1999 to 2001, our growth was mainly driven by our online advertising business, which generated the majority of our total revenues. We began offering MVAS under arrangements with third-party mobile operators in the PRC in late 2001 and have since experienced significant growth in MVAS revenues. Advertising and MVAS are currently the major sources of our revenues and we expect this trend to continue in the near future periods.

Our business operations in China are conducted primarily through indirect wholly-owned subsidiaries, including BSIT, Star-Village.com (Beijing) Internet Technology, Beijing New Media Information Technology, Beijing SINA Internet Technology Service, Sina.com Technology (China) and Fayco Network Technology Development (Shenzhen), and VIEs, including the ICP Company, the Ad Company, the GDICP Company, Xunlong, Star VI, Wangxing and the IAD Company.

We have completed a number of acquisitions over the past few years, including the acquisitions of MeMeStar in 2003 and Bravado, Crillion and Davidhill in 2004. Our historical financial statements reflect the impact of these acquired businesses from their respective dates of acquisition. Excluding the impact from acquisitions, our year-over-year comparison, calculated on a consolidated basis, would be significantly different.

We had incurred net losses through the third quarter of 2002. As of December 31, 2005 and 2004, we had accumulated earnings of $26.1 million and accumulated deficit of $17.1 million, respectively. We have funded our operations and capital expenditures primarily using the net proceeds raised through the sale of preference shares prior to our initial public offering and the sale of our ordinary shares in the initial public offering. Since we became profitable, we have also financed our operations using our net income from operations. We raised additional financing by issuing zero coupon convertible subordinated notes in July 2003. We will continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient net income from our operations in the future, we may have to finance our operations from the current funds available.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, bad debts, investments, intangible assets, income taxes, financing operations, restructuring, employee benefits, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. For further information on our critical accounting policies, see the discussion in the section titled "Recent Accounting Pronouncements" below and Note 1 to the Consolidated Financial Statements.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition

Advertising

Our advertising revenues are derived principally from online advertising and sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our web sites, in particular formats and over particular periods of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our web sites in exchange for a fixed payment over the contract period. While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. In addition, we have certain sales transactions that involve multiple element arrangements (arrangements with more than one deliverable) that may include placement on specific properties. We also enter into arrangements to purchase goods and/or services from certain customers. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions including: 1) how the arrangement consideration should be allocated among potential multiple elements; 2) when to recognize revenue on the deliverables; 3) whether all elements of the arrangement have been delivered; and 4) whether we receive a separately identifiable benefit from purchase arrangements with our customers for which we can reasonably estimate fair value. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

MVAS

We mainly rely on third-party mobile operators for billing and transmission of our MVAS to our users. The determination of whether we are the primary obligor for a particular type of service is subjective in nature and is based on an evaluation of the terms of the arrangement. If the terms of the arrangement with mobile operators were to change and cause us to no longer be the primary obligor to the users, we would have to record our MVAS revenues on a net basis. Consequently, this would cause a significant decline in our net revenues, but should not have a significant impact on our gross margin. During fiscal 2005, 89% of our MVAS revenues were recorded on a gross basis.

Due to the time lag between when the services are rendered and when the mobile operator billing statements are received, MVAS revenues are estimated based on our internal records of billings and transmissions for the month, adjusting for prior periods' confirmation rates with mobile operators and prior periods' discrepancies between internally estimated revenues and actual revenues confirmed by mobile operators. The confirmation rate applied to the estimation of revenue is determined at the lower of the latest confirmation rate available and the average of six months historical rates available, provided that we have obtained confirmation rates for six months. If we have not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the mobile operators. If subsequent billing statements from the mobile operators differ significantly from management's estimates, our revenues could be materially impacted.

In addition, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which inherently requires us to evaluate the creditworthiness of our customers. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

Advertising expenses

We expense all advertising costs as incurred and classify these costs under sales and marketing expenses. Advertising expenses include costs related to direct advertising that are intended to acquire subscribers for monthly subscription based and usage based MVAS. Assessing whether costs related to direct advertising should be expensed as incurred or capitalized and amortized over a longer period requires judgment, including determining whether the direct advertising activity has a primary purpose to elicit sales from customers who could be shown to have responded specifically to the advertising and whether the activities would result in probable future economic benefits. Changes in estimates and assumptions could materially affect the manner in which direct advertising costs are expensed.

Goodwill and intangible assets

Our long-lived assets include goodwill and intangible assets, which amounted to $92.4 million as of December 31, 2005. Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. Application of goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment. See Note 3 "Goodwill and intangible assets, net" in the consolidated financial statements for additional information.

We amortize intangible assets over their estimated economic useful lives. We must record an impairment charge on these assets when we determine that their carrying value may not be recoverable. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Based on the existence of one or more indicators of impairment, we measure any impairment of intangible assets based on a projected discounted cash flow. Our estimates of future cash flows attributed to our intangible assets require significant judgment based on our historical and anticipated results and are subject to many factors. Different assumptions and judgments could materially affect the calculation of the fair value of the intangible assets which could trigger impairment.

Income taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, thus materially impacting our financial position and results of operations.

Foreign currency

Our functional currency is the U.S. dollar and our subsidiaries and VIEs in China, Hong Kong and Taiwan use their respective local currencies as their functional currencies. An entity's functional currency is the currency of the primary economic environment in which the entity operates. Management must use judgment in determining an entity's functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and inter-company transactions and arrangements. Impact from exchange rate changes related to transactions denominated in currencies other than the foreign currency is recorded as a gain and loss in our consolidated statements of operations, while impact from exchange rate changes related to translating a foreign entity's financial statements from the functional currency to our reporting currency, the U.S. dollar, is disclosed and accumulated in a separate component under the equity section of our consolidated balance sheets. Different judgments or assumptions resulting in a change of functional currency may materially impact our financial position and results of operations. For fiscal 2005, our translation adjustment was $4.8 million and our transactional loss was approximately $0.2 million.

Equity investments

Our equity investments consist mainly of a joint venture with NCsoft, a Korean online game company, and privately held companies. We account for investments in entities in which we exercise significant influence but do not own a majority equity interest or otherwise control using the equity method. We evaluate our investments in equity interests for impairment whenever events and changes in business circumstances indicate the carrying amount of the investment may not be fully recoverable. The impairment evaluation requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the investment. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and undiscounted cash flows and other company-specific information including recent financing rounds. Fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary.

Marketable debt and equity securities

Our marketable debt and equity securities are held as available for sale and are reported at fair value. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. Significant judgment is required to assess whether the impairment is other-than-temporary, particularly for marketable equity securities that provide limited public information. Our judgment of whether an impairment is other-than-temporary is based on an assessment of factors including our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Changes in the estimates and assumptions could affect our judgment of whether an identified impairment should be recorded as an unrealized loss in the equity section of our consolidated balance sheets or as a realized loss in the consolidated statements of operations.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. We are required to adopt SFAS 123R and related FASB Staff Positions ("FSPs") in the first quarter of fiscal 2006 and will recognize stock-based compensation expense using the modified prospective method. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See "Stock-Based Incentive Compensation" in Note 1 to the Consolidated Financial Statements for the pro forma net income and net income per share amounts for fiscal 2003-2005, as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure compensation expense for employee stock-based incentive awards. For the purpose of pro forma disclosure of share-based compensation expense under APB 25 and SFAS 123, we have applied the accelerated amortization method outlined in FIN 28. Upon adoption of SFAS 123R, we will continue to amortize stock compensation expense related to options granted before December 31, 2005 using the accelerated method. For options and other equity-based awards granted after December 31, 2005, we will amortize stock compensation expense using the straight-line method. Based on unvested options as of December 31, 2005, and excluding any new options that may be granted, we estimate that the impact to the first quarter of 2006 to be in the range of $1.5 to $1.6 million.

See Note 1 to Consolidated Financial Statements for information regarding other recent accounting pronouncements.

RESULTS OF OPERATIONS

Net revenues

Total net revenues declined 3% from 2004 to 2005. This was primarily due to the 21% year-over-year decline in MVAS revenues and was partially offset by the 30% year-over-year increase in advertising revenues. Advertising revenues as a percentage of total net revenues grew to 44% in 2005 from 33% in 2004 while MVAS revenues declined to 51% from 62%. Total net revenues increased 75% from 2003 to 2004, driven primarily by advertising and MVAS revenues.

Advertising. Advertising revenues grew 30% year-over-year in 2005 and 59% year-over-year in 2004. These increases were primarily due to the increase in the number of advertisers and higher average spending by advertisers in China.

For 2005, advertising revenues from China accounted for 96% of our total advertising revenues, compared to 94% and 90% of our total advertising revenues for 2004 and 2003, respectively. The year-over-year increase in advertising revenues in 2005 was primarily due to price increases as well as increase in the number of advertising customers and spending per customer, especially from the information technology, real estate and automobile sectors. The year-over-year increase in advertising revenues in 2004 can be attributed mainly to the increase in the number of advertising customers and spending increase per customer. Total number of advertisers in China was approximately 790 in 2005, compared to approximately 760 and 580 in 2004 and 2003, respectively. Average revenue per advertising customer in China was approximately $100K in 2005, as compared to approximately $80K and $60K in 2004 and 2003, respectively. Our top ten customers in aggregate generated approximately 15%, 21% and 19% of our advertising revenues in the PRC in 2005, 2004 and 2003, respectively.

Non-advertising. MVAS revenues in China make up the majority of non-advertising revenues. MVAS revenues declined 21% year-over-year in 2005, which was the primary cause for the 19% year-over-year decline in non-advertising revenues in 2005. MVAS revenues grew 93% year-over-year in 2004, which was also the primary driver for non-advertising revenues increasing 84% over the same periods.


Net revenues
US$000
250,000
200,000
150,000
100,000
50,000
0
114,285
199,987
193,552
2003
2004
2005
Advertising
MVAS
Others

MVAS

Revenues from 2.0G products, including SMS, IVR, CRBT, decreased 24% year-over-year in 2005. SMS is the largest component of our MVAS. Revenues from SMS accounted for 73% and 83% of total MVAS revenues in 2005 and 2004, respectively. SMS revenues declined 31% year-over-year to $71.5 million in 2005, primarily caused by changes in mobile operators' policies and the regulatory environment in China. In mid 2004, mobile operators started transitioning SMS service providers to new billing platforms. This has resulted in added operational controls and procedures in areas such as customer subscription and customer billing, and correspondingly, increased the difficulties for new user recruitment and failure rate for fee collection from our users. The new billing platforms have had significant negative impact on our SMS revenues since Q3 2004, although we have not been able to quantify its full impact. In January 2005, the Chinese State Administration of Radio, Film and Television ("SARFT"), which regulates radio and television stations in China, issued a notice prohibiting commercials for MVAS related to "fortune-telling" from airing on radio and television stations effective February 2005. This prohibition has also negatively affected our revenues.

In late June 2005, we started a new wave of television campaigns for our newly developed, subscription-based SMS. The results from our direct TV advertising have been mixed. We have become more reliant on direct TV advertising to acquire new monthly subscribers for SMS, as other means of promotion have become less effective. However, there is no guarantee that the new products will receive market acceptance or that such products will not be prohibited by future rules and regulations.

Revenues from IVR grew 57% year-over-year in 2005 after our services resumed in October 2004. Our IVR services were temporarily suspended by China Mobile for violating certain operating procedures during the third quarter of 2004. Revenues from CRBT grew 178% year-over-year in 2005, as it was not launched until late 2003 and had a small revenue base in 2004.

Revenues from 2.0G products increased 73% year-over-year in 2004. Our SMS revenues grew 63% year-over-year to $103.3 million in 2004, primarily due to the acquisition of Crillion in March 2004. Crillion generated $30.2 million in MVAS revenues in 2004, mostly from SMS.

Revenues from 2.5G products, including MMS, WAP and Kjava, increased 1% year-over-year in 2005. MMS declined 33% year-over-year in 2005, while WAP revenues increased 33%. Kjava also grew significantly in 2005 but from a negligible base in 2004. The decrease in MMS revenues year-over-year was mainly due to changes in mobile operator's policies and procedures. Starting in January 2005, China Mobile stopped its "MMS Album" service, which allowed users to retrieve their subscribed MMS messages from China Mobile's web site when the subscribed MMS messages could not be successfully delivered to their mobile phones. With the termination of MMS Album, we are no longer able to collect fees from users when the MMS messages could not be delivered to the users' mobile phones. In March 2005 China Mobile began migrating MMS onto a new billing platform, which has resulted in added operational controls and procedures and, correspondingly, increased difficulties for new user recruitment and increased failure rate for fee collection from our users. We were unable to estimate the full impact of this migration.

Revenues from 2.5G increased 1207% year-over-year in 2004, as our 2.5G MVAS were fairly new products and had a small revenue base in 2003.

Revenues from SMS and MMS made up 79% of our MVAS revenues in 2005. Based on the developments described above, we may continue to experience a decline in MVAS revenues in 2006.


MVAS revenues
US$000
150,000
120,000
90,000
60,000
30,000
0
64,377
123,954
98,070
2003
2004
2005
2.0G products
2.5G products

Other non-advertising revenues

Other non-advertising revenues include fee-based services, such as virtual ISP and paid email services, online hotel booking commission income, e-commerce and other enterprise services such as paid search and directory listings. For 2005, revenues from paid search and directory listings accounted for 58%, 52% and 42% of our other non-advertising revenues in 2005, 2004 and 2003, respectively. Revenues from paid search and directory listings were mainly generated from pay-by-listing products related to an old search platform. Starting in the first quarter of 2006, we began to promote our new search engine iAsk as the preferred search engine on our web site. iAsk is currently being offered free of charge. Consequently, we expect revenues from paid search and directory listings to significantly decline in 2006, as existing contracts expire.

Online hotel booking commission income contributed 8%, 14% and 0% of our other non-advertising revenues in 2005, 2004 and 2003, respectively. In the third quarter of 2005, we completed the sale of Bravado and exited the online hotel booking business.

Cost of revenues

Cost of revenues increased 2% year-over-year in 2005. This was primarily due to the increase in cost of advertising revenues, partially offset by the decrease in the cost of MVAS revenues. Cost of revenues increased 79% year-over-year in 2004, which was primarily driven by growth of advertising and MVAS revenues.

Advertising. Cost of advertising revenues consists mainly of expenses associated with the production of our web sites, which include fees paid to third parties for Internet connection, content and services, personnel related costs and equipment depreciation expenses associated with our web site production. Cost of advertising revenues also includes the business taxes on advertising sales in the PRC. Business taxes levied on advertising sales are approximately 8.5% of the advertising revenues.

The year-over-year increases of 25% and 59% in cost of advertising revenues in 2005 and in 2004, respectively, were due to the increase in web production costs driven by an increase in web production personnel and content fees, the increase in Internet connection costs associated with the additional bandwidth as well as the increase in business taxes associated with higher advertising revenues. Content fees for 2004 included $1.1 million paid to an exclusive Olympic content partner and $0.1 million paid for other one-time content purchases relating to Olympic coverage. Excluding these one time content purchases, year-over-year increases in the cost of advertising revenues were 32% and 50%, respectively, for 2005 and 2004 . These increases were driven by the need to provide additional resources to support our web traffic and advertising revenue growth.


Cost of revenues
US$000
80,000
60,000
40,000
20,000
0
61,611
63,107
34,406
2003
2004
2005
Advertising
MVAS
Others

Non-advertising. Cost of non-advertising revenues consists mainly of fees paid to third party mobile and telecom operators for their services relating to the collection of our MVAS revenues and for using their transmission gateways, and fees or royalties paid to third party content providers for services and content associated with our MVAS, and costs for providing our enterprise services. Cost of non-advertising revenues also includes business taxes levied on non-advertising sales in the PRC. Business taxes levied on MVAS are at 3% of mobile related revenues and at 5% for other non-advertising revenues.

Costs of MVAS revenues in absolute dollars decreased 12% year-over-year in 2005, as MVAS revenues declined, but grew 97% year-over-year in 2004, as MVAS revenues grew over the same periods. Fees retained by or paid to mobile operators for 2005, 2004 and 2003 were $24.7 million, $28.9 million and $14.3 million, respectively, or 25%, 23% and 22%, respectively, of our MVAS revenues. Fees paid to third party content providers for 2005, 2004 and 2003 were $6.3 million, $6.6 million and $3.6 million, respectively, or 6%, 5% and 6%, respectively, of our MVAS revenues.

Under certain renewed arrangements with China Unicom Co. Ltd. ("China Unicom"), the service fee they charge has been revised to a flat rate of 20% of the fees we charge to our users. Historically, service fees from China Unicom were set based on the volume of business with the mobile operator and mainly fluctuated between 10 – 40%, depending on the period and arrangement, but typically around 12%. In July 2005, China Mobile introduced a three-tier scheme to revenue sharing on new arrangements, the effective date of which is currently unknown. Under the new scheme, China Mobile charges 15% for only using its billing services, 30% for using its billing and customer support services and 50% for using its billing, customer support and marketing services. We currently do not rely on China Mobile for customer support and marketing services. However, if we choose to or are required to use China Mobile's customer support or marketing services in the future, our operating margin for MVAS will be negatively impacted. China Mobile and China Unicom may choose to further increase the fees charged for providing their services, which may have a material adverse impact to our results of operation. For these reasons, historical cost trends may not be indicative of future results.

Gross profit margins

	Years ended December 31,		
	2005	**2004**	**2003**
Gross profit margins:			
Advertising	**67%**	66%	66%
Non-advertising:			
MVAS	**66%**	69%	70%
Other	**84%**	89%	89%
Subtotal	**67%**	71%	72%
Overall	**67%**	69%	70%

Overall gross margin dropped 2 percentage points year-over-year to 67% in 2005 and dropped one percentage point year-over-year in 2004.

Advertising. For 2004, we paid $1.1 million in revenue-share expenses to an exclusive Olympic content partner and incurred an additional $0.1 million of other one-time content purchases relating to the Olympic coverage. Excluding these one-time content purchases, gross profit margin for advertising revenues for 2004 would have been 68%. The year-over-year decline in advertising margins by one percentage point in 2005 was primarily due to the increase in our web site production expenses at a rate higher than the growth of advertising revenues. The year-over-year increase in advertising gross profit margin in 2004 was primarily due to the increase in advertising revenues without a proportionate increase in the investment in web site production. We expect to continue to increase our investments in the production of web content in absolute dollars to maintain our competitiveness.

Non-advertising. The majority of the costs associated with non-advertising revenues are variable costs. Gross profit margin for non-advertising revenues decreased 4% year-over-year in 2005 and 1% year-over-year in 2004. These decreases were mainly driven by the increase in transmission cost and content cost without a proportionate increase in revenues from MVAS.

We expect a further increase in fees paid to mobile operators and content providers as a percentage of MVAS revenues, which will result in a continuing decline in MVAS gross profit margin in 2006.

Operating expenses

Sales and marketing expenses. Sales and marketing expenses consist primarily of compensation expenses, sales commissions, advertising and promotion expenditures and travel expenses. The year-over-year increase in sales and marketing expenses in 2005 was primarily due to higher promotional expenditures from the MVAS business and higher sales commissions from the advertising business. Marketing expenses for MVAS products increased $8.0 million year-over-year to $21.2 million in 2005. The year-to-year increase in sales and marketing expenses in 2004 was primarily due to an increase in promotion expenditures for MVAS products and an increase in sales commissions expenses. Marketing expenses for MVAS products increased $10.6 million year-over-year to $13.2 million in 2004. In addition, sales and marketing expenses in 2004 included approximately $1.0 million used for the Olympics. Excluding marketing expenses relating to the Olympics, sales and marketing expenses would have been 19% of total net revenues in 2004.

As a result of factors such as the ban on promoting certain SMS products via direct advertising on radio and television, uncertainty of marketing new SMS products via direct advertising on radio and television and the potential introduction of new MVAS business models with mobile operators (as discussed above) as well as other factors discussed under the Risk Factors section, historical sales and marketing expense trends may not be indicative of future results.


Operating expenses
US$000
100,000
80,000
60,000
40,000
20,000
0
39,632
65,559
85,778
2003
2004
2005
Sales and marketing expenses
Product development expenses
General and administrative expenses

Product development expenses. Product development expenses consist primarily of personnel related expenses incurred for enhancement to and maintenance of our web sites as well as costs associated with new product development such as email, search engine, instant messaging, casual games and MVAS products. The year-over-year increase in 2005 was primarily due to an increase in headcount and depreciation expenses related to computers and equipment to support product development, particularly email, instant messaging and search. As a percentage of total net revenues, product development expenses decreased one percentage point year-over-year to 5% in 2004, primarily due to the rapid growth of revenues.

We expect our product development expenses to continue to increase in absolute dollars in 2006.

General and administrative expenses. General and administrative expenses consist primarily of compensation for personnel, fees for professional services, and provisions for doubtful accounts. Our general and administrative expenses also include expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries. The year-over-year increase in 2005 was mainly due to the increase in professional services fees totaling $1.4 million relating to our adoption of a shareholder rights plan, announced in February 2005, and related activities. Other increases included $0.3 million related to the transfer of economic benefits generated from our VIEs in the PRC to our subsidiaries as well as $0.2 million related to the consolidation of our facilities in Beijing. The year-over-year increase in 2004 was mainly due to an increase of $3.0 million for expenses paid for transferring economic benefits generated from our VIEs in the PRC to our subsidiaries. In addition, we incurred approximately $1 million in related expenses for compliance with the regulations under the Sarbanes-Oxley Act of 2002 and related rules in 2004.

Stock-based compensation. Deferred stock compensation represents the difference between the exercise price of options granted and the fair market value of the underlying stock at the date of grant. Deferred stock compensation is amortized on an accelerated basis over the vesting period of the applicable options, which is generally four years. The amortization of deferred compensation was $0.6 million for 2003. As of December 31, 2003, deferred stock compensation had been fully amortized. Starting in the first quarter of 2006, we will be required to recognize the costs related to stock-based compensation as an expense in our consolidated statements of operations. Based on unvested options as of December 31, 2005, and excluding any new options that may be granted, we estimate that the impact to the first quarter of 2006 will be in the range of $1.5 to $1.6 million.

Amortization of intangible assets. Amortization of intangibles was approximately $3.2 million, or 2% of total net revenues, in 2005, compared with $3.5 million, or 2%, in 2004 and $1.8 million, or 2%, in 2003. As of December 31, 2005, the net carrying amount of our intangible assets includes mainly purchased technology and non-compete agreements. These intangible assets are amortized over their respective useful lives. See Note 3 to the Consolidated Financial Statements for further information on intangible assets, including estimates of amortization expenses for future periods.

Write-off of intangible assets. As a result of the acquisition of Techur in November 2002, we recorded intangible assets relating to customer relationships of approximately $1.1 million, which were being amortized over a period of three years. Because the revenue and the gross margin of Techur did not grow as expected, our management reassessed the carrying value of the intangible assets and concluded that there would not be significant future income generated from these customer relationships. The carrying value of the intangible assets of $0.9 million was therefore written off during the second quarter of 2003 due to the permanent impairment in value.

Interest and other income, net

Net interest income and other income was $6.6 million, $5.1 million and $2.6 million for 2005, 2004 and 2003, respectively. The year-over-year increases in 2005 and in 2004 were due to higher balance of cash, cash equivalent and short-term investments as well as higher interest rates overall in 2005.

Amortization of convertible debt issuance cost

As a result of our sale of zero coupon convertible subordinated notes in July 2003, we recorded convertible debt issuance cost of approximately $2.7 million, which are being amortized over four years. The amortization expense was $0.7 million, $0.7 million and $0.3 million for 2005, 2004 and 2003, respectively.

Gain on sale of business

We completed the sale of Bravado Investment Limited (a.k.a. Fortune Trip), an online hotel booking business, during the third quarter of 2005. The sale price was approximately $3.8 million less certain liabilities that the buyer agreed to assume. As a result of this transaction, we recognized a gain of $1.5 million in 2005 and are entitled to additional gains of up to $0.6 million within the next 15 months, if certain conditions are satisfied.

Loss on investments and investment in Tidetime Sun, net

The following summarizes the net loss on publicly-held investments:

(In thousands)	Years ended December 31,		
	2005	2004	2003
Tidetime Sun	**$ (3,231)**	$ (2,550)	$ (6,063)
Other	**56**	1,160	–
	$ (3,175)	$ (1,390)	$ (6,063)
% of total net revenues	**(2%)**	(1%)	(5%)

The losses of Tidetime Sun were resulted from other than temporary impairment charges on the investment.

Loss on equity investments

The following summarizes the net loss of our equity investments:

(In thousands)	Years ended December 31,		
	2005	2004	2003
Gain from the sale of equity investment*	**$ 2,649**	$ –	–
Share of loss on equity investments	**(2,810)**	(3,165)	(914)
	$ (161)	$ (3,165)	$ (914)
% of total net revenues	**	(2%)	(1%)

* During the three months ended December 31, 2005, we sold our 33% interest in COAL (a.k.a. 1Pai.com), an online auction joint venture with Yahoo! Inc., to Alibaba.com. Our share of loss on investment from COAL was $2.2 million for both 2005 and 2004. We began the joint venture with Yahoo! in January 2004.

** Less than 1%

Provision for income taxes

(In thousands)	Years ended December 31,		
	2005	2004	2003
Income tax provision	**$ 2,671**	$ 3,441	$ 1,802
Income tax benefit	**(261)**	(213)	(907)
Total	**$ 2,410**	$ 3,228	$ 895
Effective tax rate for China operation	**5%**	4%	2%

Based on our current operating structure and preferential tax treatments available to us in China, we expect our effective income tax rate for China operation to be between 5% to 10% in 2006. For further information on our tax structures and inherent risks see "If tax benefits currently available to us in China were no longer available, our effective income tax rates for our China operations could increase to 33%" under Risk Factors.

LIQUIDITY AND CAPITAL RESOURCES

(In thousands)	As of December 31,		
	2005	2004	2003
Cash and cash equivalents and short-term investments	**$ 300,689**	$ 275,635	$ 227,164
Working capital	**$ 297,910**	$ 252,027	$ 219,866
Shareholder's equity	**$ 319,622**	$ 253,345	$ 159,507

We have funded our recent operations and capital expenditures primarily using the $97.5 million raised through the sale of preference shares, the $68.8 million raised from the sale of ordinary shares in the initial public offering and the $97.3 million raised from the sale of zero coupon convertible subordinated notes in July 2003, as well as net income from our operations.

On July 7, 2003, we sold $100 million aggregate amount of zero coupon convertible subordinated notes (the "Notes") due 2023 in a private offering, which resulted in net proceeds to us of approximately $97.3 million. The Notes were issued at par and bear no interest. The Notes will be convertible into our ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. Upon conversion, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. We may redeem for cash all or part of the Notes on or after July 15, 2012, at a price equal to 100% of the principal amount of the Notes. The purchasers may require us to repurchase all or part of the Notes for cash on July 15 annually from 2007 through 2013, and on July 15, 2018, and upon a change of control, at a price equal to 100% of the principal amount of the Notes. We filed a Registration Statement on Form S-3 for the resale of the Notes and the ordinary shares issuable upon conversion of the Notes. The SEC has declared the Registration Statement to be effective.

One of the conditions for conversion of the Notes to SINA ordinary shares is that the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding quarter, exceeds 115% of the conversion price per ordinary share, and ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. For the quarter ended December 31, 2005, the sale price of SINA ordinary shares did not exceed 115% of the conversion price per ordinary share for five consecutive trading days. The Notes are therefore not convertible into SINA ordinary shares according to the threshold (i) described above. Upon a purchaser's election to convert the Notes in the future periods, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares.

As of December 31, 2005, we had $300.7 million in cash and cash equivalents and short-term investments to meet the future requirements of our operating activities. We believe that our existing cash, cash equivalents and short-term investments will be sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may sell additional equities or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following tables set forth the movements of our cash and cash equivalents for the periods presented.

(In thousands)	Years ended December 31,		
	2005	2004	2003
Net cash provided by operating activities	**$ 58,273**	$ 74,858	$ 47,246
Net cash used in investing activities	**(133,810)**	(95,007)	(46,700)
Net cash provided by financing activities	**7,015**	15,769	104,340
Effect of exchange rate changes on cash and cash equivalents	**3,164**	–	–
Net increase (decrease) in cash and cash equivalents	**(65,358)**	(4,380)	104,886
Cash and cash equivalents at beginning of period	**153,768**	158,148	53,262
Cash and cash equivalents at end of period	**$ 88,410**	$ 153,768	$ 158,148

Operating activities

Net cash provided by operating activities for 2005 was $58.3 million. This was primarily attributable to our net income of $43.1 million, adjusted by non-cash related expenses including depreciation of $9.6 million, amortization of intangible assets of $3.2 million, an impairment charge on investments in Tidetime Sun of $3.2 million, allowance for doubtful accounts of $2.3 million, amortization of convertible debt issuance cost of $0.7 million, and net losses from equity investments of $0.2 million, offset by a gain from the sale business of $1.5 million and a net decrease in working capital of $2.6 million. The decrease in working capital was mainly due to decrease in accrued liabilities such as customer advance, withholding tax from employees and sales rebates offset by decreased accounts receivable and prepaid expenses and other current assets. The decrease in account receivables resulted from better collection.

Net cash provided by operating activities for 2004 was $74.9 million. This was primarily attributable to our net income of $66.0 million, adjusted by non-cash related expenses including depreciation of $5.8 million, amortization of intangible assets of $3.5 million, loss on equity investments of $3.2 million, an impairment charge of investments in Tidetime Sun of $1.4 million, allowance for doubtful accounts of $1.1 million, and amortization of convertible debt issuance cost of $0.7 million, offset by a net decrease in working capital of $6.8 million. The decrease in working capital was mainly due to increase in accounts receivable and prepaid expenses and other current assets, offset by the increase in accrued liabilities such as customer advance and sales rebates. The increase in account receivables resulted from the significant increase in our net revenues, especially our MVAS during 2004. The increase in prepaid expenses and other current assets was mainly related to prepayments for our office lease and renovation work of our new office premises in Beijing.

Net cash provided by operating activities for 2003 was $47.3 million. This was primarily attributable to our net income of $31.4 million, adjusted by non-cash related expenses including impairment of investments in Tidetime Sun of $6.1 million, depreciation of $5.1 million, amortization of intangible assets of $1.8 million, allowance for doubtful accounts of $1.3 million, loss on equity investments of $0.9 million, stock-based compensation of $0.6 million, amortization of convertible debt issuance cost of $0.3 million and write-off of intangible assets of $0.9 million, offset by a net decrease in working capital of $1.3 million. Of the working capital change, the increase in accrued liabilities was primarily due to the increase in accrual for services fees or royalties paid to third party content providers for services and content associated with our web sites production and our MVAS of $1.5 million, accrual for payroll and related expenses of $3.5 million, customer advances of $0.9 million, business taxes payable of $1.8 million, sales rebates of $1.9 million and increase in withholding tax from employees for stock options exercised of $1.6 million. The increase in account receivables resulted from the significant increase in our net revenues, especially our MVAS during 2003. The increase in prepaid expenses and other current assets was mainly related to prepayments for the rental of our office lease in Beijing.

Investing activities

Net cash used in investing activities for 2005 was $133.8 million. This was primarily due to the purchase of short-term investments of $90.5 million, additional considerations related to acquisitions totaling $26.1 million, equipment purchases of $15.4 million and additional equity investments of $3.0 million. This was partly offset by the proceeds of $1.7 million from the sale of Bravado.

Net cash used in investing activities for 2004 was $95.0 million. This was primarily due to the purchase of short-term investments of $53.0 million, acquisition of Bravado, Crillion and Davidhill (net of cash acquired) of $27.6 million, purchase of equipment of $13.0 million and investment in joint ventures of $2.7 million. The decrease in cash and cash equivalents was offset by the proceeds of $1.2 million from the sale of a minority interest investment. Cash used in business acquisitions (net of cash acquired) included the last two installments of our acquisition of MeMeStar of $2.6 million, acquisition of Bravado of $0.9 million, acquisition of Crillion of $8.5 million, acquisition of Davidhill of $15.0 million and direct costs associated with the acquisitions of $0.6 million.

Net cash used in investing activities for 2003 was $46.7 million. This was primarily due to the purchase of equipment of $6.1 million, acquisition of MeMeStar (net of cash acquired) of $10.5 million, investment in joint ventures of $2.8 million and purchase of short-term investments of $27.3 million.

Financing activities

Net cash provided by financing activities for 2005 was $7.0 million primarily related to the proceeds from the exercise of stock options.

Net cash provided by financing activities for 2004 was $15.8 million representing the proceeds from the exercise of stock options and the issuance of ordinary shares pursuant to the Employee Stock Purchase Plan.

Net cash provided by financing activities for 2003 was $104.3 million. This was primarily attributable to the net proceeds of $97.3 from the issuance of Notes in 2003, the proceeds from the exercise of stock options and the issuance of ordinary shares pursuant to the Employee Stock Purchase Plan totaling $6.0 million and the proceeds from the repayment of shareholders' notes of $1.0 million.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2005:

(In thousands)	Payments due by period				
	Total	Less than one year	One to three years	Three to five years	More than five years
Long-term debt	$ 100,000	$ –	$ 100,000	$ –	$ –
Operating lease obligations	3,476	1,423	2,053	–	–
Purchase commitments	13,287	9,108	4,051	46	82
Total contractual obligations	$ 116,763	$ 10,531	$ 106,104	$ 46	$ 82

Long-term debt represent the Notes issued on July 7, 2003. Please see Note 16 – "Convertible debts" for further information.

Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates beginning 2005 through 2007. Rental expenses for the years ended December 31, 2005, 2004 and 2003 were $3.1 million, $3.0 million and $1.7 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2005 are $1.4 million and $2.1 million for the years ending December 31, 2006 and 2007, respectively. The majority of the commitment are from our office lease agreements in the PRC.

Purchase commitments mainly include minimum commitments for Internet connection fees associated with web site production, content fees associated with web site production and MVAS, advertising serving services and marketing activities.

There are uncertainties regarding the legal basis of our ability to operate an Internet business and telecom value-added services in China. Although the country has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including us, may operate. Therefore, we might be required to limit the scope of our operations in China, and this could have a material adverse effect on our financial position, results of operations and cash flows.

For a discussion of current lawsuits, please refer to Item 3 Legal Proceedings in the 10K document which can be downloaded from our web site http://corp.sina.com.

OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures about Market Risk

INTEREST RATE AND SECURITY MARKET RISK

Our investment policy limits our investments of excess cash to government or quasi-government securities and in high-quality corporate securities and limits the amount of credit exposure to any one issuer. We protect and preserve our invested funds by limiting default, market and reinvestment risk. Due to the fact that a majority of our investments are in short-term instruments, we believe that the Company has the ability to hold to maturity these investments. As of December 31, 2005 we had unrealized losses of $2.9 million related to our short-term investments included in accumulated other comprehensive loss in shareholders' equity.

Our zero coupon convertible subordinated notes due 2023, which were issued in July 2003 in the amount of $100 million, bear no interest and are denominated in U.S. dollars and therefore there is no interest or foreign currency exchange risk associated with the outstanding notes.

FOREIGN CURRENCY EXCHANGE RATE RISK

The majority of our revenues derived and expenses and liabilities incurred are in Chinese renminbi with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Taiwan and Hong Kong. See "Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if renminbi were to decline in value, reducing our revenue in U.S. dollar terms" in the "Risk Factors" section in the 10K document which can be downloaded from our web site http://corp.sina.com. We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. During the twelve months ended December 31, 2005, the foreign currency translation adjustments to our comprehensive income were $4.8 million and the currency transaction loss was approximately $0.2 million, primarily as a result of the Chinese renminbi appreciating approximately 2.5% against the U.S. dollar. Below is a sensitivity analysis on the impact of a change in the value of the Chinese renminbi against the U.S. dollar assuming: 1) projected net income of the operations in China equal to fiscal 2005, 2) projected net assets of the operations in China equal to the balances in Chinese renminbi and U.S. dollar as of December 31, 2005 and 3) currency fluctuation occurs proportionately over the period:

(In thousands) **Change in the value of Chinese renminbi against the U.S. dollar**	**Translation adjustments to comprehensive income**	**Transaction gain (loss)**
Appreciate 2%	**$ 4,870**	**$ (2)**
Appreciate 5%	**$ 12,190**	**$ (5)**
Depreciate 2%	**$ (4,860)**	**$ 2**
Depreciate 5%	**$ (12,120)**	**$ 5**

INVESTMENT RISK

Equity investments

We have direct investments in a joint venture with NCsoft, a Korean online game company, and privately held companies, which are considered in the start-up or development stages. These investments are inherently risky, as the technologies or products these companies have under development are typically in the early stages and may never materialize, and we could lose a substantial part of our investment in these companies. As of December 31, 2005 and 2004, equity investments were $3.3 million and $4.5 million, respectively. See also Note 5 in our Notes to Consolidated Financial Statements.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but are not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and undiscounted cash flows and other company-specific information including recent financing rounds. The evaluation process is based on information that it requests from these privately-held companies. This information is not subject to the same disclosure regulations as U.S. publicly traded companies, and as such, the basis for these evaluations is subject to the timing and the accuracy of the data received from these companies.

For a discussion on the investment risk of Tidetime Sun, please refer to the disclosure in Note 4 – "Investment in Tidetime Sun" to the Consolidated Financial Statements.

Management's Report On Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the Company's management, including our principal executive officer and principal financial officer, the Company evaluated the effectiveness of its internal control over financial reporting based on criteria established in the framework in Internal Control-integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management has concluded that its internal control over financial reporting was effective as of December 31, 2005.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SINA Corporation:

We have completed integrated audits of SINA Corporation's 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of SINA Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People's Republic of China

March 15, 2006

Consolidated Balance Sheets

(In thousands, except per share data)	December 31, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 88,410**	$ 153,768
Short-term investments	**212,279**	121,867
Accounts receivable, net of allowances for doubtful accounts of $2,443 and $1,754, respectively	**33,940**	39,942
Short-term deferred tax assets	**857**	689
Prepaid expenses and other current assets	**11,523**	10,699
Total current assets	**347,009**	326,965
Investment in Tidetime Sun	**716**	5,468
Property and equipment, net	**22,207**	16,152
Equity investments	**3,261**	4,541
Goodwill	**82,663**	61,172
Intangible assets, net	**9,691**	13,218
Other assets	**3,174**	2,909
Total assets	**$ 468,721**	$ 430,425
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 1,582**	$ 2,052
Accrued liabilities	**43,235**	68,384
Income taxes payable	**4,282**	4,502
Total current liabilities	**49,099**	74,938
Convertible Debt	**100,000**	100,000
Other long-term liabilities	**—**	2,142
Total liabilities	**149,099**	177,080
Commitments and contingencies (Note 17)		
Shareholders' equity:		
Ordinary Shares: $0.133 par value; 150,000 shares authorized; 53,265 and 51,359 shares issued and outstanding	**7,084**	6,834
Additional paid-in capital	**284,559**	263,912
Retained earnings (accumulated deficit)	**26,057**	(17,058)
Accumulated other comprehensive income (loss):		
Unrealized loss on investment in marketable securities	**(2,903)**	(395)
Cumulative translation adjustments	**4,825**	52
Total shareholders' equity	**319,622**	253,345
Total liabilities and shareholders' equity	**$ 468,721**	$ 430,425

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except per share data)	Years ended December 31,		
	2005	2004	2003
Net revenues:			
Advertising	**$ 84,999**	$ 65,417	$ 41,173
Non-advertising	**108,553**	134,570	73,112
	193,552	199,987	114,285
Cost of revenues:			
Advertising	**27,627**	22,187	14,001
Non-advertising	**35,480**	39,424	20,405
Stock-based compensation	**–**	–	31
	63,107	61,611	34,437
Gross profit	**130,445**	138,376	79,848
Operating expenses:			
Sales and marketing	**51,690**	39,585	21,741
Product development	**15,268**	10,355	6,340
General and administrative	**18,820**	15,619	11,551
Stock-based compensation*	**–**	–	523
Amortization of intangible assets	**3,159**	3,492	1,749
Write-off of intangible assets	**–**	–	903
Total operating expenses	**88,937**	69,051	42,807
Income from operations	**41,508**	69,325	37,041
Interest and other income, net	**6,551**	5,139	2,595
Amortization of convertible debt issuance cost	**(685)**	(685)	(341)
Gain on sale of business	**1,487**	–	–
Loss on investments and investment in Tidetime Sun, net	**(3,175)**	(1,390)	(6,063)
Loss on equity investments, net	**(161)**	(3,165)	(914)
Income before income taxes	**45,525**	69,224	32,318
Provision for income taxes	**(2,410)**	(3,228)	(895)
Net income	**$ 43,115**	$ 65,996	$ 31,423
Basic net income per share	**$ 0.82**	$ 1.33	$ 0.66
Shares used in computing basic income per share	**52,485**	50,274	47,840
Diluted net income per share	**$ 0.75**	$ 1.15	$ 0.58
Shares used in computing diluted income per share	**58,792**	58,204	54,794
* Stock-based compensation expense by function:			
Sales and marketing	**$ –**	$ –	$ 16
Product development	**–**	–	168
General and administrative	**–**	–	339
	$ –	$ –	$ 523

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands)

	Ordinary Shares		Additional Paid-in Capital
	Shares	Amount	
Balances at December 31, 2002	45,946	$ 6,114	$ 223,358
Comprehensive income:			
Net income	–	–	–
Unrealized loss on marketable securities	–	–	–
Currency translation adjustments	–	–	–
Total comprehensive income			
Issuance of ordinary shares pursuant to stock plans, net of repurchases	1,737	231	5,777
Repayment of notes receivable from shareholders	–	–	–
Amortization of deferred stock-based compensation	–	–	–
Business acquisition	944	126	7,087
Balances at December 31, 2003	48,627	6,471	236,222
Comprehensive income:			
Net income	–	–	–
Unrealized gain on marketable securities	–	–	–
Currency translation adjustments	–	–	–
Total comprehensive income			
Issuance of ordinary shares pursuant to stock plans	2,296	305	15,464
Business acquisition	436	58	12,226
Balances at December 31, 2004	51,359	6,834	263,912
Comprehensive income:			
Net income	–	–	–
Unrealized loss on marketable securities	–	–	–
Currency translation adjustments	–	–	–
Total comprehensive income			
Issuance of ordinary shares pursuant to stock plans	1,589	208	6,807
Business acquisition	317	42	13,840
Balances at December 31, 2005	**53,265**	**$ 7,084**	**$ 284,559**

The accompanying notes are an integral part of these consolidated financial statements.

Ordinary Shares Subject to Subsequent Issuance	Others	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
$ –	$ (1,604)	$ (114,477)	$ 3,996	$ 117,387
–	–	31,423	–	31,423
–	–	–	(5,514)	(5,514)
–	–	–	37	37
				25,946
–	–	–	–	6,008
–	1,050	–	–	1,050
–	554	–	–	554
1,349	–	–	–	8,562
1,349	–	(83,054)	(1,481)	159,507
–	–	65,996	–	65,996
–	–	–	1,115	1,115
–	–	–	23	23
				67,134
–	–	–	–	15,769
(1,349)	–	–	–	10,935
–	–	(17,058)	(343)	253,345
–	–	43,115	–	43,115
–	–	–	(2,508)	(2,508)
–	–	–	4,773	4,773
				45,380
–	–	–	–	7,015
–	–	–	–	13,882
$ –	**$ –**	**$ 26,057**	**$ 1,922**	**$ 319,622**

Consolidated Statements of Cash Flows

(In thousands)	Years ended December 31,		
	2005	**2004**	**2003**
Cash flows from operating activities:			
Net income	**$ 43,115**	$ 65,996	$ 31,423
Adjustments to reconcile net income to net cash provided by operating activities:			
Allowances for doubtful accounts	**2,271**	1,060	1,348
Loss on equity investments, net	**161**	3,165	914
Loss on disposal of property and equipment	**156**	33	160
Depreciation	**9,593**	5,827	5,113
Stock-based compensation	**–**	–	554
Amortization of convertible debt issuance cost	**685**	685	341
Amortization of intangible assets	**3,159**	3,492	1,749
Write-off of intangible assets	**–**	–	903
Gain on sale of business	**(1,487)**	–	–
Loss on investments and investment in Tidetime Sun, net	**3,175**	1,390	6,063
Changes in assets and liabilities (net of effect of acquisition and disposal):			
Accounts receivable	**4,324**	(19,469)	(10,161)
Prepaid expenses and other current assets	**3,227**	(2,586)	(2,166)
Deferred tax assets	**(148)**	218	(907)
Other assets	**(916)**	(120)	(918)
Accounts payable	**(513)**	671	(792)
Accrued liabilities	**(8,217)**	13,006	11,821
Income taxes payable	**(312)**	1,490	1,801
Net cash provided by operating activities	**58,273**	74,858	47,246
Cash flows from investing activities:			
Purchases of short-term investments	**(90,492)**	(53,043)	(27,276)
Acquisitions of property and equipment	**(15,369)**	(13,000)	(6,058)
Cash paid for acquisitions, net of cash acquired	**(26,141)**	(27,573)	(10,548)
Equity investments	**(3,024)**	(2,660)	(2,818)
Deposits on equity investment and acquisition	**(800)**	(241)	–
Proceeds from sale of business, net	**1,730**	–	–
Proceeds from sale of equity investments	**286**	1,215	–
Proceeds from sale of investment in Tidetime Sun	**–**	295	–
Net cash used in investing activities	**(133,810)**	(95,007)	(46,700)
Cash flows from financing activities:			
Proceeds from issuance of ordinary shares	**7,015**	15,769	6,008
Proceeds from issuance of convertible debt, net	**–**	–	97,282
Repayments of notes receivable from shareholders	**–**	–	1,050
Net cash provided by financing activities	**7,015**	15,769	104,340
Effect of exchange rate change on cash and cash equivalents	**3,164**	–	–
Net increase (decrease) in cash and cash equivalents	**(65,358)**	(4,380)	104,886
Cash and cash equivalents at the beginning of the year	**153,768**	158,148	53,262
Cash and cash equivalents at the end of the year	**$ 88,410**	$ 153,768	$ 158,148
Supplemental disclosure:			
Cash paid for income taxes	**$ 2,891**	$ 1,090	$ –
Cash paid for acquisitions, net:			
Cash paid for acquisitions	**$ (26,141)**	$ (29,100)	$ (12,904)
Cash acquired	**–**	1,527	2,356
	$ (26,141)	$ (27,573)	$ (10,548)
Noncash financing activities:			
Ordinary shares issued and subject to subsequent issuance for acquisitions	**$ 13,882**	$ 12,284	$ 8,562
Deferred non-advertising services exchanged for equity interest in joint venture	**$ –**	$ 3,430	$ –

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

SINA Corporation ("SINA" or the "Company"), a Cayman Islands corporation, is a leading online media company and value-added information service provider in the People's Republic of China (the "PRC" or "China") and the global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (mobile value-added services or "MVAS"), SINA Online (community-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, audio and video streaming, online games, virtual ISP, classified listings, fee-based services, e-commerce and enterprise e-solutions.

Principles of consolidation and basis of presentation

The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities ("VIEs") for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. Investments in entities in which the Company can exercise significant influence, but which are less than majority owned and not otherwise controlled by the Company, are accounted for under the equity method. The Company has adopted FASB Interpretation No. 46R "Consolidation of Variable Interest Entities" ("FIN 46R"), an Interpretation of Accounting Research Bulletin No. 51. FIN 46R requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIEs or is entitled to receive a majority of the VIE's residual returns.

To comply with PRC laws and regulations, the Company provides substantially all its Internet content provision, MVAS and advertising services in China via its VIEs. These VIEs are wholly or partially owned by certain employees of the Company. The capital for the VIEs are funded by the Company and recorded as interest-free loans to these PRC employees. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company's subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs under which the Company provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the fees for technical and other services due to the Company. As of December 31, 2005, the total amount of interest-free loans to these PRC employees was $9.6 million and the aggregate accumulated losses of all VIEs were approximately $2.8 million, which have been included in the consolidated financial statements.

The following is a summary of the major VIEs of the Company:

- Beijing SINA Internet Information Service Co., Ltd. (the "ICP Company"), a China company controlled through business agreement. The ICP Company is responsible for operating www.sina.com.cn in connection with its Internet content company license and selling the advertisements to advertisers directly under its online advertising license. It is also responsible for providing MVAS in China via third party mobile operators to the users. It is 1.5% owned by Yan Wang, the Company's Chief Executive Officer and director, and 98.5% owned by five other non-executive PRC employees of the Company. The registered capital of the ICP Company is $2.5 million.

- Beijing SINA Interactive Advertising Co., Ltd. (the "Ad Company"), a China company controlled through business agreement. The Ad Company was responsible for placing advertisements on www.sina.com.cn for its third party customers under its advertising license. It is 75% owned by Yan Wang and 25% owned by Beijing SINA Information Technology Co. Ltd., one of the Company's subsidiaries in China. The registered capital of the Ad Company is $0.1 million.

- Guangdong SINA Internet Information Service Co., Ltd. (the "GDICP Company"), a China company controlled through business agreement. The GDICP Company is responsible for providing MVAS in China via third party mobile operators to the users under its Internet content company license. It became inactive since late 2004. It is 10% owned by Yan Wang and 90% owned by five other non-executive PRC employees of the Company. The registered capital of the GDICP Company is $0.4 million.

- Guangzhou Media Message Technologies, Inc. ("Xunlong"), a China company controlled through business agreement. Xunlong is responsible for providing MVAS in China via third party mobile operators to the users under its Internet content company license. It is owned by three non-executive PRC employees of the Company. The registered capital of the Xunlong is $1.2 million.

Principles of consolidation and basis of presentation (Continued)

- Beijing Star-Village.com Cultural Development Co., Ltd. ("StarVI"), a China company controlled through business agreement. StarVI is responsible for providing MVAS in China via third party mobile operators to the users under its Internet content company license. It is owned by three non-executive PRC employees of the Company. The registered capital of the StarVI is $1.2 million.
- Shenzhen Wang Xing Technology Co., Ltd. ("Wangxing"), a China company controlled through business agreement. Wangxing is responsible for providing MVAS in China via third party mobile operators to the users under its Internet content company license. It is owned by three non-executive PRC employees of the Company. The registered capital of Wangxing is $1.2 million.
- Beijing SINA Infinity Advertising Co., Ltd. ("the IAD Company"), a China company controlled through business agreement. The IAD Company is responsible for placing advertisements on www.sina.com.cn for its third party customers. It is owned by five non-executive PRC employees of the Company. This entity has an approved business scope including design, production, agency and issuance of advertisements. The registered capital of the IAD Company is $0.1 million.

The Company began to consolidate the Ad Company in April 2000 and the ICP Company in October 2001. The GDICP Company was established in 2002 but did not begin activities until 2003. Operating results for the GDICP Company were consolidated since 2003. Xunlong and Star VI were acquired from the MeMeStar acquisition (see Note 2 - Acquisitions - MeMeStar) in January 2003 and the operating results for these two companies were consolidated by the Company since January 6, 2003. Wangxing was acquired from the Crillion acquisition (see Note 2 - Acquisitions - Crillion) in March 2004 and the operating results for Wangxing were consolidated by the Company since March 24, 2004. The operating results of the IAD Company were consolidated since its establishment in 2004.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, such differences may be material to the financial statements. Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2005 and 2004, cash equivalents were comprised primarily of investments in commercial paper and money market accounts stated at cost plus accrued interest, which approximated fair value.

Available-for-sale securities

Investments classified as available-for-sale securities are reported at fair value with unrealized gains (losses), if any, recorded as accumulated other comprehensive income in shareholders' equity. Realized gains or losses are charged to the income during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders' equity except for an other-than-temporary impairment, which will be charged to the income.

Investments classified as available-for-sale securities include marketable equity securities of Tidetime Sun (Group) Limited ("Tidetime Sun"), previously called Sun Media Group (see Note 4 - "Investment in Tidetime Sun"), and marketable debt securities included in short-term investments. The Company invests in marketable debt securities that are readily available for sale to meet operating or acquisition needs and, accordingly, classifies them as short-term investments.

Allowances for doubtful accounts

The Company determines the allowance for doubtful accounts based on a historical rolling average actual bad debt rate in the prior year and other factors. The Company also provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Property and equipment

Property and equipment, including leasehold improvements, are stated at historical cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $9.6 million, $5.8 million and $5.1 million, respectively, for the years ended December 31, 2005, 2004 and 2003.

The expenditures for repair and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, the difference between the net sales proceeds and the carrying amount of the relevant assets, is recognized in the consolidated statements of operations.

Equity investments

Equity investments are comprised of direct investments in Shanghai-NC SINA Information Technology Co., Ltd. ("Shanghai-NC SINA"), a joint venture with NCsoft, a Korean online game company, and privately held companies. Since the Company can exercise significant influence but does not own a majority equity interest or otherwise control, these companies are accounted for using the equity method. The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and undiscounted cash flows and other company-specific information including recent financing rounds. The evaluation process is based on information that it receives from these privately-held companies. This information is not subject to the same disclosure requirements as U.S. publicly traded companies, and as such, the basis for these evaluations is subject to the timing and the accuracy of the data received from these companies.

Business combinations

The Company accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost be allocated to the assets and liabilities the Company acquired based on their fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based on independent appraisal reports for material purchases as well as its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different. When considering whether an acquired assets group constitutes a "business," the Company used the criteria defined by EITF 98-3 "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business".

Goodwill and intangible assets, net

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company's acquisitions of interests in its subsidiaries and VIEs. Under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets ("SFAS 142")," goodwill is no longer amortized, but tested for impairment upon first adoption and annually, thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assesses goodwill for impairment periodically in accordance with SFAS 142.

The Company applies the criteria specified in SFAS No. 141, "Business Combinations" to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Per SFAS 142, intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Intangible assets, such as purchased technology, trademark, customer list, user base and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated useful lives from one to ten years. The Company reviews the amortization methods and estimated useful lives of intangible assets at least annually or when events or changes in circumstances indicate that it might be impaired. The recoverability of an intangible asset to be held and used is evaluated by comparing the carrying amount of the intangible asset to its future net undiscounted cash flows. If the intangible asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the intangible asset exceeds the fair value of the intangible asset, calculated using a discounted future cash flow analysis. The Company uses estimates and judgments in its impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different .

Revenue recognition

Advertising

Advertising revenues are derived principally from online advertising and sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Company's web sites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the displayed period of the contract when the collectibility is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on its web sites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship are recognized ratably over the contract period. Advertising revenues derived from the design, coordination and integration of online advertising and sponsorship arrangements to be placed on the Company's web sites are recognized ratably over the term of such programs. In accordance with Emerging Issues Task Force ("EITF") No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative fair value for revenue recognition purposes, when possible. The Company recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied.

Revenues from barter transactions are recognized during the period in which the advertisements are displayed on the Company's properties. Barter transactions are recorded at the lower of the fair value of the goods and services received or the fair value of the advertisement given, provided the fair value of the transaction is reliably measurable. Revenues from barter transactions were minimal for all periods presented.

Non-advertising

MVAS. MVAS revenues are derived principally from providing mobile phone users with short messaging service ("SMS"), multimedia messaging service ("MMS"), color ring back tone ("CRBT"), wireless application protocol ("WAP") and interactive voice response system ("IVR") and Kjava. These services include news and other content subscriptions, mobile dating service, picture and logo download, ring tones, ring back tones, mobile games, chat rooms and access to music files. Revenues from MVAS are charged on a monthly or per-usage basis. Such revenues are recognized in the period in which the service is performed, provided that no significant Company obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

The Company contracts with mobile operators China Mobile Communication Corporation ("China Mobile") and its subsidiaries, China Unicom Co., Ltd. ("China Unicom") and its subsidiaries, and, to a small degree, telecom operators, for billing and transmission services related to the MVAS transmitted to its users. In accordance with EITF No. 99-19, "Reporting Revenues Gross as a Principal Versus Net as an Agent," revenues are recorded on a gross basis when the Company is considered the primary obligor to the MVAS users. Under the gross method, the amounts billed to MVAS users are recognized as revenues and the fees charged or retained by the third-party operators are recognized as cost of revenues. Revenues on MVAS where the Company is not considered the primary obligor to the user are recorded on a net basis. Under the net method, revenues are recorded net of fees charged or retained by the third-party operators.

The Company purchases certain contents from third-party content providers for its MVAS. In most of these arrangements, the fees payable to the third-party content providers are calculated based on certain percentages of the revenue earned by their contents after deducting the fees paid to the third-party mobile operators. The Company's MVAS revenues are inclusive of such fees since the Company acts as the principal in these arrangements by having the ability to determine the fees charged to end users and being the primary obligor to the end users with respect to providing such services.

Due to the time lag between when the services are rendered and when the mobile operator billing statements are received, MVAS revenues are estimated based on our internal records of billings and transmissions for the month, adjusting for prior periods' confirmation rates with mobile operators and prior periods' discrepancies between internally estimated revenues and actual revenues confirmed by mobile operators. The confirmation rate applied to the estimation of revenue is determined at the lower of the latest confirmation rate available and the average of six-months' historical rates available, provided that the Company has obtained confirmation rates for six months. If the Company has not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the mobile operators. Historically, there have been no significant true up adjustments to the revenue estimates.

Historically, due to the time lag of receiving billing statements from mobile operators and the lack of adequate information to make estimates, the Company has adopted a one-month lag reporting policy for MVAS revenues. Such policy has been applied on a consistent basis and does not apply to MVAS revenues from acquired entities MeMeStar Limited and Crillion Corporation as the acquired entities were able to obtain timely and accurate information to support their revenue estimates at the acquisition dates. For the years ended December 31, 2005 and 2004, the Company recorded MVAS revenues in the amount of $98.1 million and $124.0 million, respectively. If the Company had not used the one-month lag reporting policy, its revenues from MVAS for the years ended December 31, 2005 and 2004 would have been $96.2 million and $125.9 million, respectively.

Non-advertising (Continued)

MVAS. (Continued) China Mobile, China Unicom and most of their subsidiaries have transitioned MVAS providers to a new billing platform for SMS and MMS. The new billing platform resulted in more controls by the mobile operators in the operation, a higher failure rate for fee collection from the Company's users and made it more difficult for the Company to recruit new users. As a result, the Company's revenues from MVAS have been reduced significantly. The Company has been monitoring the extent of the impact of the new billing platforms to its business and its confirmation rates used. In addition, the Company has been evaluating the current MVAS revenue recognition policy. If there were no consistent trends with respect to confirmation rates or there were continuous significant true up adjustments to its estimates under the new billing platforms, its current policy of estimating MVAS revenues may not be appropriate and the Company may have to record the MVAS revenues when it receives the billing statements from third-party mobile operators. Due to the time lag in receiving the billing statements, the Company's MVAS revenues may fluctuate with the collection of billing statements if the Company were to record the MVAS revenues when it received the billing statements.

Fee-based services. Fee-based services allow the Company's users to subscribe to services on its web sites including online games, virtual ISP and paid email services. Revenues from these services are recognized in the period in which the service is performed, provided that no significant Company obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

E-commerce. E-commerce revenues are derived principally from slotting fees charged to merchants for selective positioning and promotion of their goods or services within the Company's online mall, SinaMall, and from commissions calculated as a percentage of the online sales transaction value of the merchants. Slotting fee revenue is recognized ratably over the period the products are shown on the Company's web site while the commission revenue is recognized on a net basis after both successful online verification of customers' credit cards and shipment of products. Product returns have not been significant and are assumed by vendors.

Enterprise services. Enterprise services mainly include paid search and directory listings, corporate emails, classified listings and enterprise e-solutions. Revenues are recognized in the period in which the service is performed, provided that no significant Company obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated. In accordance with GAAP, the recognition of these revenues is partly based on the Company's assessment of the probability of collection of the resulting accounts receivable balance. As a result, the timing or amount of revenue recognition may have been different if the Company's assessment of the probability of collection of accounts receivable had been different.

Cost of revenues

Advertising

Cost of advertising revenues consists mainly of costs associated with the production of web sites, which includes fees paid to third parties for Internet connection, content and services, personnel related costs, and equipment depreciation associated with the web site production. Cost of advertising revenues also includes the business taxes levied on advertising sales in China.

Non-advertising

Cost of non-advertising revenues consists mainly of fees paid to or retained by the third-party mobile operators for their services relating to the collection of the Company's MVAS revenues and for using their transmission gateways. Cost of non-advertising revenues also consists of fees or royalties paid to third-party content providers for services and content associated with the MVAS, costs for providing the enterprise services and business taxes levied on non-advertising sales in China.

Product development expenses

Product development expenses consist primarily of personnel related expenses incurred for enhancement to and maintenance of the Company's web sites as well as costs associated with new product development, such as email, search, instant messaging and casual games. The Company recognizes web site development costs in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." As such, the Company expenses all costs incurred that relate to the planning and post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of web site content. Costs incurred in the development phase are capitalized and amortized on a straight-line basis over the estimated product life or on the ratio of current revenues to total projected product revenue, whichever is greater. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have been expensed as incurred.

Advertising expenses

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising costs as incurred and classify these costs under sales and marketing expenses. The nature of the Company's direct advertising activities is such that they are intended to acquire subscribers for subscription-based and usage-based SMS. The Company considered Statement of Position 93-7 – "Reporting on Advertising Costs" ("SOP 93-7") issued by the American Institute of Certified Public Accountants ("AICPA") and concluded that the criteria specified for capitalizing the costs of direct response advertising for subscription-based SMS were not met. Advertising expenses for fiscal years 2005, 2004 and 2003 were $28.6 million, $20.9 million and $6.3 million, respectively.

Stock-based incentive compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") as amended by FIN 44, "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB Opinion No. 25" and EITF No. 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44" and complies with the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). Under APB No. 25, as amended, compensation cost is, in general, recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock. Total compensation cost as determined at the grant date of option is recorded in shareholders' equity as additional paid-in capital with an offsetting entry recorded to deferred stock compensation. Deferred stock compensation is amortized over the vesting period of four years on an accelerated basis using the model presented in paragraph 24 of FIN 28. Accordingly, the percentages of the deferred compensation amortized in the first, second, third and fourth years following the option grant date are approximately 52%, 27%, 15% and 6%, respectively. SFAS 148 amends SFAS 123 to provide alternative methods of transition for companies that voluntarily change to the fair value-based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for the awards under the method prescribed by SFAS 123, the Company's net income per share would have been adjusted to the pro forma amounts as follows:

(In thousands)	Years ended December 31,		
	2005	2004	2003
Net income:			
As reported	**$ 43,115**	$ 65,996	$ 31,423
Add: Stock-based employee compensation expenses included in reported net income	**–**	–	554
Deduct: Employee stock purchase plan related compensation expenses determined under fair value based method	**(73)**	(135)	(119)
Deduct: Stock-based employee compensation expenses determined under fair value based method	**(9,332)**	(11,063)	(7,712)
Pro forma	**$ 33,710**	$ 54,798	$ 24,146
Basic net income per share:			
As reported	**$ 0.82**	$ 1.33	$ 0.66
Pro forma	**$ 0.64**	$ 1.09	$ 0.50
Diluted net income per share:			
As reported	**$ 0.75**	$ 1.15	$ 0.58
Pro forma	**$ 0.59**	$ 0.95	$ 0.44

Stock-based incentive compensation (Continued)

For purposes of computing pro forma net income, the Company estimates the fair value of option grants and employee stock purchase plan purchase rights using the Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants and employee stock purchase plan shares. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because additional stock options are expected to be granted each year, the pro forma disclosures are not representative of effects on reported financial results for future years. The assumptions used to value the option grants and purchase rights were as follows:

	Years ended December 31,		
	2005	**2004**	**2003**
Risk-free interest rate	**2.93% - 4.09%**	1.19% - 3.32%	2.04% - 3.47%
Expected life (in years)	**1 - 4**	1 - 4	1 - 4
Expected dividend yield	**—**	—	—
Volatility	**61% - 87%**	88% - 91%	93%

Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence assessed using the criteria in SFAS No. 109, "Accounting for Income Taxes," will not more-likely-than-not be realized.

The Company records a valuation allowance for deferred tax assets, if any, based on estimates of its future taxable income as well as its tax planning strategies when it is more likely than not that a portion or all of its deferred tax assets will not be realized. If the Company is able to utilize more of its deferred tax assets than the net amount previously recorded when unanticipated events occur, an adjustment to deferred tax assets would be reflected in income when those events occur.

Foreign currency

The Company's reporting currency is the U.S. dollar. The Company's operations in China, Hong Kong and Taiwan use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues and expenses. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions are included in interest and other income, net. During the year ended December 31, 2005, the foreign currency translation adjustments to the Company's comprehensive income was $4.8 million and the currency translation loss was approximately $0.2 million, primarily as a result of the Chinese renminbi appreciating against the U.S. dollar.

Net income per share

Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary share and ordinary share equivalents outstanding during the period.

Per EITF Issue No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-08"), which became effective for reporting periods ending after December 15, 2004, contingently convertible debt are included in diluted earnings per share computations regardless of whether the market price trigger has been met. As a result of adopting EITF 04-08 for the three months ended December 31, 2004, and retroactively, the Company included the dilutive effect of its outstanding contingent convertible debt in its diluted earnings per share calculations. The retroactive application of EITF 04-08 resulted in a reduction of $0.02 to the diluted earnings per share for the three months ended September 30, 2004 and had no impact to the diluted earnings per share for all other prior periods.

Comprehensive income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the Company, comprehensive income for the periods presented includes net income, foreign currency translation adjustments and unrealized gains (losses) on marketable securities classified as available for sale.

Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. The Company is required to adopt SFAS 123R and related FASB Staff Positions ("FSPs") in the first quarter of fiscal 2006 and will recognize stock-based compensation expense using the modified prospective method. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. See "Stock-Based Incentive Compensation" above for the pro forma net income and net income per share amounts for fiscal 2003 – 2005, as if the Company had used a fair-value-based method similar to the methods required under SFAS 123R to measure compensation expense for employee stock-based incentive awards. For the purpose of pro forma disclosure of share-based compensation expense under APB 25 and SFAS 123, the Company has applied the accelerated amortization method outlined in FIN 28. Upon adoption of SFAS 123R, the Company will continue to amortize stock compensation expense related to options granted before December 31, 2005 using the accelerated method. For options and other equity-based awards granted after December 31, 2005, the Company will amortize stock compensation expense using the straight-line method. Based on unvested options as of December 31, 2005, and excluding any new options that may be granted, the Company estimates that the impact to the first quarter of 2006 will be in the range of $1.5 to $1.6 million.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces APB Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

2. ACQUISITIONS

MeMeStar. In January 2003, the Company completed the acquisition of MeMeStar Limited, a British Virgin Islands limited liability corporation ("MeMeStar"), through a purchase of all of the outstanding shares of MeMeStar. As a result of such acquisition, MeMeStar became a wholly-owned subsidiary of SINA. MeMeStar, through its various subsidiaries and exclusive contractual arrangements with two local entities in the PRC (Xunlong and Star VI) is engaged in the business of providing MVAS in the PRC. The primary purposes of the acquisition were to enhance the Company's MVAS as well as increase its market share in the PRC MVAS market.

The aggregate purchase price of $24.3 million is comprised of five elements: (a) $10.3 million in cash paid at the closing of the acquisition; (b) 560,369 newly issued SINA ordinary shares, valued at $4.3 million at the time of signing the definitive agreement, delivered at the closing of the acquisition; (c) $5.3 million in cash paid in four equal installments after the closing date of the acquisition; (d) 560,369 newly issued SINA ordinary shares, valued at $4.3 million at the time of signing the definitive agreement, to be delivered on the first anniversary of the closing date of the acquisition, 383,733 of which were issued in August 2003, prior to the first anniversary of the closing, as a result of an amendment to the share purchase agreement; and (e) approximately $0.1 million in legal and professional fees related to the acquisition.

The purchase price was allocated as follows (in thousands):

Cash	$	**2,356**
Accounts receivable		**2,946**
Other assets		**351**
Intangible assets		**2,228**
Goodwill		**18,091**
Current liabilities		**(1,717)**
Purchase price	$	**24,255**

2. ACQUISITIONS (Continued)

MeMeStar. (Continued) Amortizable intangible assets acquired, including customer lists and non-compete arrangements with certain MeMeStar executives, have estimated useful lives ranging from fourteen to eighteen months. Goodwill of $18.1 million represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase allocation for MeMeStar acquisition is based on an appraisal performed by an independent appraisal firm in the United States. Immediately after the signing of the definitive agreement, the Company obtained effective control over MeMeStar. Accordingly, the operating results of MeMeStar have been consolidated with those of the Company starting January 6, 2003.

Bravado. In February 2004, the Company completed the acquisition of Bravado Investments Limited, ("Bravado"), which was engaged in the business of providing online and offline hotel reservation services under the brand Fortune Trip in the PRC. The aggregate purchase price was $1.8 million comprised of two elements: (a) $1.8 million in cash; and (b) approximately $24,000 in legal and professional fees related to the acquisition, which was allocated as follows (in thousands):

Cash	$ 64
Accounts receivable	82
Other assets	109
Intangible assets	895
Goodwill	824
Current liabilities	(138)
Purchase price	$ 1,836

Amortizable intangible assets acquired, including hotel reservation contracts and non-competition arrangements with certain Bravado executives, had estimated useful lives ranging from twenty-eight to thirty-six months. Goodwill of $0.8 million represented the excess of the initial purchase price over the fair value of the net tangible and identifiable intangible assets acquired. In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually.

In the three months ended September 30, 2005, the Company completed the sale of Bravado and exited the online hotel booking business. The sale price was approximately $3.8 million less certain liabilities that the buyer agreed to assume. As a result of this transaction, the Company recognized a gain of $1.5 million during the three months ended September 30, 2005 and is entitled to additional payments of up to $0.6 million within the next 15 months, assuming certain conditions are satisfied.

Crillion. In March 2004, the Company completed the acquisition of Crillion Corporation, a British Virgin Islands limited liability corporation ("Crillion"), through a purchase of all of the outstanding shares of Crillion. As a result of such acquisition, Crillion became a wholly-owned subsidiary of SINA. Crillion, through its subsidiary and exclusive contractual arrangement with a local entity in the PRC, is engaged in the business of providing MVAS in the PRC. The primary purposes of the acquisition were to enhance the Company's MVAS offerings as well as increase its market share in the MVAS market in China.

The aggregate purchase price is comprised of an initial consideration and two contingent considerations based on Crillion's financial performances in 2004 and 2005. The initial consideration of $19.0 million is comprised of three elements: (a) $10.0 million in cash; (b) 195,593 newly issued SINA ordinary shares, valued at $8.5 million at the time of closing, delivered at the closing of the acquisition; and (c) approximately $0.5 million in legal and professional fees related to the acquisition. The two contingent considerations based on its 2004 and 2005 financial performances totaled $40.9 million, and were recorded as additional goodwill.

The total purchase price was allocated as follows (in thousands):

Cash	$ 1,453
Accounts receivable	3,845
Other assets	772
Intangible assets	4,466
Goodwill	50,800
Current liabilities	(1,475)
	$ 59,861

2. ACQUISITIONS (Continued)

Crillion. (Continued) Amortizable intangible assets acquired, including customer list, content provider contracts and non-competition arrangements with certain Crillion executives, have estimated useful lives ranging from sixteen to thirty-six months. As of December 31, 2005, total goodwill recorded for the Crillion acquisition was $50.8 million, which included an initial payment of $9.9 million, representing the excess of the initial purchase price over the fair value of the net tangible and identifiable intangible assets acquired, and two contingent considerations totaling $40.9 million for the achievement of the 2004 and 2005 performance targets. In accordance with SFAS 142, goodwill is not amortized but is subject to periodic impairment assessment at least annually. The initial purchase price allocation for the Crillion acquisition was based on an appraisal performed by an independent appraisal firm in the United States. Immediately after the closing of the acquisition, the operating results of Crillion were consolidated with those of the Company starting March 25, 2004.

Davidhill. On July 1, 2004, the Company entered into an agreement to acquire Davidhill Capital Inc., a British Virgin Islands limited liability corporation ("Davidhill"), and its UC instant messaging technology platform. The closing of the acquisition occurred on October 19, 2004, but the operating results of Davidhill have been consolidated with those of SINA starting July 1, 2004, when the Company took over the effective control of Davidhill. Launched in 2002, the UC instant messaging service allows users to communicate in real-time over the Internet and mobile phone networks, via text messages, images and voice. UC also provides community services such as chat rooms, online games, alumni clubs, online karaoke and other entertainment services. The primary purpose of the acquisition was to leverage the UC instant messaging technology platform to SINA's long-term web and wireless strategy.

Davidhill owns the UC instant messaging technology platform and certain fixed assets (the "asset group") via its wholly-owned subsidiary in the PRC. Davidhill and its subsidiary have not commenced generating any revenue from the UC instant messaging services. The Company acquired the asset group through a purchase of all of the outstanding shares of Davidhill. As a result of such acquisition, Davidhill became a wholly-owned subsidiary of SINA. The Company considered EITF 98-3 "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business" and concluded that the asset group constitutes a business. The Company therefore applied SFAS141, "Business Combinations" to account for the acquisition of Davidhill.

The aggregate purchase price is comprised of an initial consideration and a contingent consideration for a total of $24.7 million. The initial consideration of $15.3 million is comprised of three elements: (a) $12.6 million in cash; (b) 63,828 newly issued SINA ordinary shares, valued at $2.4 million in accordance with the average of per share closing prices of SINA ordinary shares on the Nasdaq National Market during the thirty (30) calendar days immediately preceding July 1, 2004, delivered at the closing of the acquisition; and (c) approximately $0.3 million in legal and professional fees related to the acquisition. The contingent consideration of $9.5 million was based on certain concurrent online user targets reached in the three months ended September 30, 2005 and was recorded as additional goodwill.

The total purchase price of $24.7 million was allocated as follows (in thousands):

Cash	$	**10**
Fixed assets		**187**
Intangible assets		**10,780**
Goodwill		**13,772**
Purchase price	$	**24,749**

Amortizable intangible assets acquired, including technology and non-competition arrangements with certain Davidhill executives, have estimated useful lives ranging from twenty-seven months to ten years. Goodwill of $13.8 million represents the excess of the total purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The initial purchase price allocation for the Davidhill acquisition was based on an appraisal performed by an independent appraisal firm in the United States. The operating results of Davidhill were consolidated with those of the Company starting July 1, 2004 after the Company took effective control over the operations of Davidhill.

3. GOODWILL AND INTANGIBLE ASSETS, NET

The following table summarizes goodwill from the Company's acquisitions:

(In thousands)	December 31, 2005	December 31, 2004
Davidhill	$ 13,772	$ 4,273
Crillion	50,800	37,984
Bravado	—	824
MeMeStar	18,091	18,091
Total	$ 82,663	$ 61,172

The Company performed an impairment test relating to goodwill arising from its acquisitions and concluded that there was no impairment as to the carrying value of goodwill as of December 31, 2005 and 2004.

The following table summarizes intangible assets, net:

(In thousands)	December 31, 2005			December 31, 2004		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Content provision contracts	$ 81	$ (81)	$ —	$ 81	$ (37)	$ 44
Hotel reservation contracts	—	—	—	774	(304)	470
Customer lists	3,466	(3,466)	—	3,466	(2,410)	1,056
Non-Compete agreements	3,627	(2,691)	936	3,748	(1,885)	1,863
Technology	10,300	(1,545)	8,755	10,300	(515)	9,785
	$ 17,474	$ (7,783)	$ 9,691	$ 18,369	$ (5,151)	$ 13,218

The intangible assets are all amortizable and have original estimated useful lives as follows:

Content provision contracts—twenty months;
Hotel reservation contracts— twenty-eight months;
Customer lists—fourteen to sixteen months;
Non-compete agreements—eighteen to thirty-six months; and
Technology—10 years.

Amortization expense related to intangible assets was $3.2 million, $3.5 million and $1.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005, estimated amortization expenses for future periods are expected to be as follows:

Fiscal year	(In thousands)
2006	$ 1,820
2007	1,176
2008	1,030
2009	1,030
2010	1,030
Thereafter	3,605
Total expected amortization expense	$ 9,691

4. INVESTMENT IN TIDETIME SUN

Investment in Tidetime Sun is accounted for as an investment in marketable equity securities under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and classified as available for sale. The fair value of this investment declined $3.2 million during fiscal 2005 as compared to its cost basis of $3.9 million. The Company considered the decline in the fair value to be other-than-temporary and recorded an impairment loss. The fair value of this investment was $0.7 million as of December 31, 2005. At March 10, 2006, the fair value of this investment was approximately $1.0 million. The Company will continue to monitor the investment, and if there is a decline in fair value that is deemed to be other-than-temporary, the Company may have to recognize additional impairment charges in future periods.

5. EQUITY INVESTMENTS

Equity investments, comprised of direct investments in Shanghai-NC SINA, a joint venture with NCsoft, a Korean online game company, a joint venture of China Online Auction Limited ("COAL", a.k.a. 1Pai.com), a joint venture with Yahoo! Inc., and privately held companies, were accounted for using the equity method of accounting. The following sets forth the movements of the Company's equity investments.

(In thousands)	Shanghai NC-SINA	COAL	Others	Total
Balances at December 31, 2003	$ 1,583	$ –	$ 502	$ 2,085
Investments	765	4,100	1,225	6,090
Sale of investment	–	–	(469)	(469)
Share of loss on equity investments	(964)	(2,168)	(33)	(3,165)
Balances at December 31, 2004	1,384	1,932	1,225	4,541
Investments	–	1,749	1,275	3,024
Sale of investment*	–	(1,494)	–	(1,494)
Share of gain (loss) on equity investments	33	(2,187)	(656)	(2,810)
Balances at December 31, 2005	**$ 1,417**	**$ –**	**$ 1,844**	**$ 3,261**

* In December 2005, the Company sold its 33% interest in COAL to Alibaba.com and recorded a gain of $2.6 million.

6. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash, cash equivalents and short-term investments consisted of the following as of December 31, 2005:

(In thousands)	Carrying value	Unrealized gains	Unrealized losses	Estimated fair value
Cash and cash equivalents:				
Cash	**$ 78,704**	**$ –**	**$ –**	**$ 78,704**
Cash equivalents:				
Bank time deposits	**36**	**–**	**–**	**36**
Commercial paper	**8,973**	**–**	**–**	**8,973**
Investment in money market accounts	**697**	**–**	**–**	**697**
	9,706	**–**	**–**	**9,706**
	88,410	**–**	**–**	**88,410**
Short-term investments:				
Bank time deposits	**128,787**	**–**	**–**	**128,787**
U.S. Treasury and federal agency bonds	**19,112**	**–**	**(1,386)**	**17,726**
Corporate bonds and notes	**62,259**	**82**	**(787)**	**61,554**
Floating rate notes	**5,024**	**–**	**(812)**	**4,212**
	215,182	**82**	**(2,985)**	**212,279**
Total cash, cash equivalents and short-term investments	**$ 303,592**	**$ 82**	**$ (2,985)**	**$ 300,689**

6. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS (Continued)

Cash, cash equivalents and short-term investments consisted of the following as of December 31, 2004:

(In thousands)	Carrying value	Unrealized gains	Unrealized losses	Estimated fair value
Cash and cash equivalents:				
Cash	$ 101,711	$ –	$ –	$ 101,711
Cash equivalents:				
Bank time deposits	6,068	–	–	6,068
Commercial paper	18,988	–	–	18,988
Investment in money market accounts	27,001	–	–	27,001
	52,057	–	–	52,057
	153,768	–	–	153,768
Short-term investments:				
Bank time deposits	1,329	–	–	1,329
Securities	209	42	–	251
Supranational Bonds	5,046	–	(31)	5,015
U.S. Treasury and federal agency bonds	21,069	–	(945)	20,124
China government and agency bonds	47,382	–	–	47,382
Corporate bonds and notes	43,789	–	(661)	43,128
Floating rate notes	4,958	–	(320)	4,638
	123,782	42	(1,957)	121,867
Total cash, cash equivalents and short-term investments	$ 277,550	$ 42	$ (1,957)	$ 275,635

In accordance with EITF 03-1, the following table summarizes the fair value and gross unrealized losses related to available-for-sale debt securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005:

(In thousands)	Less than 12 months		12 months or more		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
U.S. Treasury and federal agency bonds	**$ –**	**$ –**	**$ 17,605**	**$ (1,386)**	**$ 17,605**	**$ (1,386)**
Corporate bonds and notes	**19,833**	**(280)**	**16,867**	**(507)**	**36,700**	**(787)**
Floating rate notes	**–**	**–**	**4,150**	**(812)**	**4,150**	**(812)**
	$ 19,833	**$ (280)**	**$ 38,622**	**$ (2,705)**	**$ 58,455**	**$ (2,985)**

Market values were determined for each individual security in the investment portfolio. The declines in value of these investments are primarily related to changes in interest rates and are considered to be temporary in nature.

See Note 1 for the Company's policy on available-for-sale securities.

The following table summarizes the contractual maturities of available-for-sale debt securities at December 31, 2005:

(In thousands)	Carrying value	Estimated fair value
Short-term investments:		
Due within one year	**$ 173,853**	**$ 173,657**
Due one to five years	**25,366**	**24,688**
Due after five years	**15,963**	**13,934**
	$ 215,182	**$ 212,279**

7. BALANCE SHEET COMPONENTS

(In thousands)	December 31, 2005	December 31, 2004
Accounts receivable, net:		
Accounts receivable	**$ 36,383**	$ 41,696
Allowance for doubtful accounts:		
Balance at beginning of year	**(1,754)**	(1,577)
Charge to expenses	**(2,271)**	(1,060)
Write-off, net of recoveries	**1,582**	883
Balance at end of year	**(2,443)**	(1,754)
	$ 33,940	$ 39,942
Property and equipment, net:		
Computers and equipment	**$ 41,836**	$ 30,760
Furniture and fixtures	**2,744**	1,695
Automobiles	**216**	239
Leasehold improvements	**4,724**	2,904
	49,520	35,598
Less: Accumulated depreciation	**(27,313)**	(19,446)
	$ 22,207	$ 16,152
Accrued liabilities:		
Payroll and related expenses	**$ 3,786**	$ 3,984
Customer advances	**6,601**	9,717
Business taxes	**2,933**	1,905
Sales rebates	**5,623**	7,234
Marketing expenses	**1,687**	2,600
Professional fees	**2,494**	1,534
Content fees	**3,215**	3,675
Withholding payroll taxes	**740**	3,964
Payment for Crillion acquisition	**11,266**	28,087
Others	**4,890**	5,684
	$ 43,235	$ 68,384

8. RELATED PARTY TRANSACTIONS

Transactions with joint ventures. The Company sold advertising space to Shanghai NC-SINA to allow the joint venture to promote its online game on the Company's web site. The contract terms are at rates and terms that are comparable with those entered into with independent third parties. Revenues derived from the advertising arrangements with Shanghai NC-SINA were approximately $0.5 million and $0.3 million for the years ended December 31, 2005 and 2004, respectively. The Company also provides a payment platform for customers of Shanghai NC-SINA to purchase virtual point cards to play its online game. Payments from its customers are recorded as customer advances received on behalf of Shanghai NC-SINA. As of December 31, 2005 and 2004, the balances for such customer advances were $1.8 million and $3.7 million, respectively.

As part of the joint venture arrangement with COAL, the Company agreed to divert a certain number of users to COAL's auction site in exchange for an equity interest in COAL. Such obligation was recorded as deferred revenue at the time the Company recorded the equity investment in COAL. Non-advertising revenues from this arrangement were recognized on a pro-rated basis, based on the number of users diverted to COAL's auction site. Non-advertising revenue from this arrangement was $0.9 million and $0.4 million for the years ended December 31, 2005 and 2004, respectively.

9. INCOME TAXES

The Company is registered in the Cayman Islands and has operations in four tax jurisdictions - the PRC, the United States of America, Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the United States. For operations in the United States of America, Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2005. The Company generated substantially all of its net income from its PRC operations for the years ended December 31, 2005, 2004 and 2003, and the Company has recorded income tax provisions for the years ended December 31, 2005, 2004 and 2003.

The components of income before income taxes are as follows:

(In thousands, except percentage)	Years ended December 31,		
	2005	**2004**	**2003**
Loss subject to non China operation	**$ (6,349)**	$ (7,798)	$ (11,864)
Income subject to China operation	**51,874**	77,022	44,182
Income before taxes	**$ 45,525**	$ 69,224	$ 32,318
Income tax expenses subject to China operation	**$ 2,410**	$ 3,228	$ 895
Effective tax rate for China operation	**5%**	4%	2%

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States of America

The components of income (loss) before income taxes separating U.S. and non U.S. operations are as follows:

(In thousands)	Years ended December 31,		
	2005	**2004**	**2003**
Income (loss) subject to U.S. operation (including Taiwan branch)	**$ (446)**	$ 41	$ (1,515)
Loss subject to other operations	**(5,903)**	(7,839)	(10,349)
Income subject to China operation	**51,874**	77,022	44,182
Income before taxes	**$ 45,525**	$ 69,224	$ 32,318

As of December 31, 2005, the Company's subsidiary in the United States of America had approximately $75.6 million of federal and $32.8 million of state net operating loss carry forwards available to offset future taxable income. The federal net operating loss carry forwards will expire, if unused, in the years ending December 31, 2011 through 2026, and the state net operating loss carry forwards will expire, if unused, in the years ending December 31, 2010 through 2016. Included in the net operating loss carry forwards is $32.0 million and $19.8 million of federal and state net operating loss carry forwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carry forwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carry forwards could be restricted. The deferred tax assets for the United States subsidiary at December 31, 2005 consists mainly of net operating loss carry forwards and were fully reserved as the management believes it is more likely than not that these assets will not be realized in the future.

United States of America (Continued)

The following table sets forth the significant components of the net deferred tax assets for operation in the United States of America as of December 31, 2005, 2004 and 2003:

(In thousands)	December 31,		
	2005	2004	2003
Deferred tax assets:			
Net operating loss carry forwards	**$ 27,848**	$ 20,817	$ 18,251
Allowances for doubtful accounts, accruals and other liabilities	**117**	131	139
Other tax credits	**346**	549	564
Total deferred tax assets	**28,311**	21,497	18,954
Less: valuation allowance	**(28,311)**	(21,497)	(18,954)
Deferred tax assets	**$ –**	$ –	$ –

Hong Kong

As of December 31, 2005, the Company's Hong Kong subsidiary had approximately $11.5 million net operating loss carry forwards which can be carried forward indefinitely to offset future taxable income. The deferred tax assets for the Hong Kong subsidiary at December 31, 2005 consists mainly of net operating loss carry forwards and were fully reserved as the management believes it is more likely than not that these assets will not be realized in the future.

The following table set forth the significant components of the net deferred tax assets for Hong Kong operation as of December 31, 2005, 2004 and 2003:

(In thousands)	December 31,		
	2005	2004	2003
Deferred tax assets:			
Net operating loss carry forwards	**$ 2,013**	$ 1,798	$ 1,778
Allowances for doubtful accounts, accruals and other liabilities	**–**	–	16
Total deferred tax assets	**2,013**	1,798	1,794
Less: valuation allowance	**(2,013)**	(1,798)	(1,794)
Deferred tax assets	**$ –**	$ –	$ –

China

Pursuant to the PRC Income Tax Laws, the Company's subsidiaries and VIEs are generally subject to Enterprise Income Taxes ("EIT") at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Some of these subsidiaries and VIEs are qualified new technology enterprises and under PRC Income Tax Laws, they are subject to a preferential tax rate of 15%. In addition, some of the Company's subsidiaries are Foreign Investment Enterprises and under PRC Income Tax Laws, they are entitled to either a three-year tax exemption followed by three years with a 50% reduction in the tax rate, commencing the first operating year, or a two-year tax exemption followed by three years with a 50% reduction in the tax rate, commencing the first profitable year. The VIEs are wholly owned by the Company's employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed after-tax net income, the Company has to pay taxes on behalf of its employees when dividends are distributed from these local entities in the future. The dividend tax rate is 20%.

Composition of income tax expenses for China operation

The following table sets forth current and deferred portion of income tax expenses of the Company's China subsidiaries and VIEs, which were included in the consolidated statements for the periods presented:

(In thousands)	Years ended December 31,		
	2005	2004	2003
Current income taxes expenses	**$ (2,671)**	$ (3,441)	$ (1,802)
Change in deferred tax assets	**2,492**	(1,113)	1,545
Change in valuation allowance	**(2,231)**	1,326	(638)
Income tax expenses	**$ (2,410)**	$ (3,228)	$ (895)

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operation

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operation for the periods presented:

	Years ended December 31,		
	2005	**2004**	**2003**
Statutory EIT rate	**33%**	33%	33%
Tax differential from statutory rate applicable to the subsidiaries and VIEs	**(2%)**	(1%)	(1%)
Effect on tax holiday	**(31%)**	(32%)	(30%)
Permanent differences	**1%**	2%	2%
Change in valuation allowance	**4%**	2%	(2%)
Others	**–**	–	–
Effective tax rate for China operations	**5%**	4%	2%

The following table sets forth the significant components of the net deferred tax assets for China operation as of December 31, 2005, 2004 and 2003.

(In thousands)	December 31,		
	2005	**2004**	**2003**
Deferred tax assets:			
Net operating loss carry forwards*	**$ 964**	$ –	$ 566
Allowances for doubtful accounts, accruals and other liabilities	**1,358**	260	1,048
Depreciation	**1,289**	859	619
Total deferred tax assets	**3,611**	1,119	2,233
Less: valuation allowance	**(2,231)**	–	(1,326)
Deferred tax assets	**$ 1,380**	$ 1,119	$ 907

* The net operating loss carry forwards will expire, if unused, in the years ending December 31, 2008 through 2010.

Aggregate net deferred tax assets

The following table sets forth the significant components of the aggregate net deferred tax assets of the Company as of December 31, 2005, 2004 and 2003:

(In thousands)	December 31,		
	2005	**2004**	**2003**
Short-term deferred tax assets:			
Net operating loss carry forwards	**$ –**	$ –	$ 566
Allowances for doubtful accounts, accruals and other liabilities	**549**	391	1,203
Depreciation	**597**	429	619
Total deferred tax assets	**1,146**	820	2,388
Less: valuation allowance	**(289)**	(131)	(1,481)
Short-term deferred tax assets	**$ 857**	$ 689	$ 907
Long-term deferred tax assets included in other assets:			
Net operating loss carry forwards	**$ 30,825**	$ 22,615	$ 20,029
Allowances for doubtful accounts, accruals and other liabilities	**926**	–	–
Depreciation	**692**	430	–
Other tax credits	**346**	549	564
Total deferred tax assets	**32,789**	23,594	20,593
Less: valuation allowance	**(32,266)**	(23,164)	(20,593)
Long-term deferred tax assets	**$ 523**	$ 430	$ –
Net deferred tax assets	**$ 1,380**	$ 1,119	$ 907

Movement of valuation allowances for deferred tax assets

The following table sets forth the movement of the aggregate valuation allowances for deferred assets for the periods presented:

(In thousands)	Years ended December 31,		
	2005	2004	2003
Balance at beginning of the year	$ **23,295**	$ 22,074	$ 19,868
Provision for the year	**9,260**	2,547	3,348
Recoveries of deferred tax assets	**–**	(1,326)	(1,142)
Balance at end of the year	$ **32,555**	$ 23,295	$ 22,074

10. NET INCOME PER SHARE

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

(In thousands, except per share amounts)	Years ended December 31,		
	2005	2004	2003
Basic net income per share calculation:			
Numerator:			
Net income used in computing basic net income per share	$ **43,115**	$ 65,996	$ 31,423
Denominator:			
Weighted average ordinary shares outstanding	**52,455**	50,274	47,518
Ordinary shares to be issued for business acquisition	**30**	–	322
Shares used in computing basic net income per share	**52,485**	50,274	47,840
Basic net income per share	$ **0.82**	$ 1.33	$ 0.66
Diluted net income per share calculation:			
Numerator:			
Net income	$ **43,115**	$ 65,996	$ 31,423
Amortization of convertible debt issuance cost	**685**	685	341
Net income used in computing diluted net income per share	$ **43,800**	$ 66,681	$ 31,764
Denominator:			
Weighted average ordinary shares outstanding	**52,455**	50,274	47,518
Weighted average ordinary shares equivalents:			
Stock options	**2,335**	4,053	4,994
Convertible debt	**3,877**	3,877	1,939
Others	**125**	–	343
Shares used in computing diluted net income per share	**58,792**	58,204	54,794
Diluted net income per share	$ **0.75**	$ 1.15	$ 0.58

11. EMPLOYEE BENEFIT PLANS

401(k) Savings Plan

The Company's U.S. subsidiary has a savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). Under the 401(k) Plan, participating employees may defer 100% of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. All employees on the United States payroll of the Company age 21 years or older are eligible to participate in the 401(k) Plan. The Company has not been required to contribute to the 401(k) Plan.

China Contribution Plan

The Company's subsidiaries and VIEs in China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company's subsidiary to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. During the year ended December 31, 2005 , 2004 and 2003, the Company contributed a total of $5.1 million, $4.3 million, $2.3 million, respectively, to these funds.

12. PROFIT APPROPRIATION

The Company's subsidiaries and VIEs in China are required to make appropriations to certain non-distributable reserve funds. Its subsidiaries, in accordance with the laws applicable to China's Foreign Investment Enterprises, must make appropriations from its after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Company's discretion. At the same time, the Company's VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation to discretionary surplus fund is made at the discretion of the Company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. Statutory public welfare fund is restricted to the capital expenditures for the collective welfare of employees. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation. As of December 31, 2005, the Company is subject to a maximum appropriation of $11.1 million to these non-distributable reserve funds.

13. SHAREHOLDER'S EQUITY

Stockholder Rights Plan

On February 18, 2005, Shanda Interactive Entertainment Limited and certain related persons and entities filed a Schedule 13D with the U.S. Securities and Exchange Commission indicating that they beneficially own 19.5% of SINA's outstanding ordinary shares. For this and other reasons, the Company has put in place a Rights Plan to protect the best interests of all shareholders. In general, the Plan vests stockholders of SINA with rights to purchase ordinary common shares of the Company at a substantial discount from those securities' fair market value upon a person or group acquiring, without the approval of the Board of Directors, more than 10% of the Company ordinary shares (or, in the case of the members of the Shanda group, the acquisition of an additional 0.5% or more of the Company's ordinary shares). Any person or group who triggers the purchase right distribution becomes ineligible to participate in the Plan, causing substantial dilution of such person or group's holdings. The rights will expire on February 22, 2015.

In addition, the Company's Board of Directors has the authority, without further action by its shareholders, to issue up to 3,750,000 preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with its ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Similarly, the Board of Directors may approve the issuance of debenture convertible into voting shares, which may limit the ability of others to acquire control of the Company.

1999 Stock Plan

In May 1999, the Company adopted the 1999 Stock Plan (the "1999 Plan"). The 1999 Plan provides for the granting of stock options to employees, consultants and directors of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. As of December 31, 2005, the Company has cumulatively reserved 14,358,000 ordinary shares for issuance under the 1999 Plan, including a previous plan carried over from 1997 and options assumed in the Sinanet acquisition. The 1999 Plan provides for an annual automatic increase in the number of ordinary shares reserved for issuance under the plan on the first day of 2001, 2002, 2003, 2004 and 2005 fiscal years equal to the lesser of (1) 750,000 shares, (2) 3% of the ordinary shares outstanding on the last day of the immediately proceeding fiscal year, or (3) such lesser number of shares as is determined by the Board. The 1999 Plan will continue in effect until May 2009, unless terminated earlier in accordance with the terms of the Plan. As of December 31, 2005, there were a total of 2,726,000 options outstanding and 2,246,000 options were available for grant under the 1999 Plan.

Options under the Company's 1999 Plan may be granted for a term of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively. The exercise price of an ISO and NSO granted to a 10% shareholder should not be less than 110% of the estimated fair value of the shares on the date of grant. Options granted under the 1999 Plan generally vest over a four year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary Shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. No shares of such Ordinary Shares issued were subject to repurchase at December 31, 2005.

1999 Executive Stock Option Plan

In October 1999, the Board adopted the 1999 Executive Stock Option Plan (the "Executive Plan"). An aggregate of 2,250,000 Ordinary Shares have been reserved for issuance under the Executive Plan. The Executive Plan provides for the granting of options to purchase Ordinary Shares and Ordinary Share purchase rights to eligible employees and consultants. As of December 31, 2005, there were a total of 471,000 options outstanding and 30,000 options were available for grant under the Executive Plan. Options under the Executive Plan may be granted for a term of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively. The exercise price of an ISO and NSO granted to a 10% shareholder should not be less than 110% of the estimated fair value of the shares on the date of grant. Options granted under the Executive Plan generally vest over a four- year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary Shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. The Executive Plan will continue in effect until October 2009, unless terminated earlier in accordance with the terms of the Executive Plan.

1999 Directors' Stock Option Plan

In October 1999, the Board approved the 1999 Directors' Stock Option Plan (the "Directors' Plan") covering an aggregate of 750,000 ordinary shares. The Directors' Plan became effective on the effective date of the initial public offering and provides a non-employee director after the completion of the offering (1) a non statutory stock option to purchase 37,500 ordinary shares on the date on which he or she first becomes a member of the Board of Directors, and (2) an additional non statutory stock option to purchase 15,000 shares on the date of each annual shareholders' meeting immediately thereafter, if on such date he or she has served on the Board for at least six months. All options granted under the Director's Plan shall not be less than 100% of the estimated fair value of the shares on the date of grant and shall have a maximum term of 10 years. All options granted under the Directors' Plan vest in full immediately upon grant. On September 27, 2005, the shareholders of the Company approved an increase to the aggregate number of ordinary shares issuable under the Directors' Plan from 750,000 ordinary shares to 1,125,000 ordinary shares. As of December 31, 2005, 413,000 options were outstanding and 405,000 options were available for grant under the Directors' Plan.

Activities of All Stock Option Plans

The following table summarizes stock option activity under the Company's stock option plans:

(In thousands, except per share data)	Years ended December 31,					
	2005		2004		2003	
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Outstanding at beginning of period	**5,418**	**$ 11.62**	6,270	$ 7.00	6,583	$ 3.38
Granted	**146**	**26.38**	1,644	22.85	2,077	14.42
Exercised	**(1,569)**	**4.30**	(2,242)	6.90	(1,668)	3.52
Canceled	**(385)**	**15.59**	(254)	11.98	(722)	3.30
Outstanding at period end	**3,610**	**$ 14.97**	5,418	11.62	6,270	7.00
Weighted average fair value of options granted during the year		**$ 10.25**		$ 12.88		$ 8.56

At December 31, 2005, approximately 2,681,000 options were available for grant under the plans.

(In thousands, except per share data)	Options Outstanding at December 31, 2005			Options Exercisable at December 31, 2005	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life(years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.16 - $1.88	**685**	**5.33**	**$ 1.46**	**541**	**$ 1.35**
$1.94 - $12.98	**1,086**	**6.28**	**10.44**	**701**	**9.33**
$15.00 - $20.86	**1,161**	**8.16**	**19.84**	**422**	**19.20**
$24.23 - $36.40	**678**	**8.56**	**27.53**	**446**	**29.16**
	3,610			**2,110**	

Stock-based compensation. The Company recorded cumulative deferred stock compensation, which represents the difference between the exercise price of options granted and the fair market value of the underlying stock at the date of grant. Deferred stock compensation is amortized on an accelerated basis over the vesting period of the applicable options, which is generally four years. The amortization of deferred compensation was nil, nil and $0.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Employee Stock Purchase Plan

In October 1999, the Board adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). An aggregate of 3,750,000 ordinary shares have been reserved for issuance under the plan, plus annual increases equal to the lesser of (1) 600,000 shares, (2) 0.5% of the ordinary shares outstanding on the last day of the immediately preceding fiscal year, or (3) such lesser number of shares as is determined by the Board. The Purchase Plan is implemented by a series of overlapping periods of approximately 24 months' duration, with new offering periods (other than the first offering period which will be approximately 9 1/2 months) commencing on February 1 and August 1 of each year. The price at which stock is purchased under the Purchase Plan is equal to the lower of 85% of the fair market value of the Ordinary Shares at the beginning of each offering period or at the end of each purchase period. The eligible employees can have up to 20% of their earnings withheld to be used to purchase shares of the Company's Ordinary Share. The Purchase Plan offers automatic withdrawal and reenrollment provision under which the participant in the ongoing offering period shall automatically be deemed to have withdrawn from the ongoing offering period and enrolled in such new offering period under the same subscription agreement in effect for such ongoing offering period if the fair market value of the shares on the new offering period is lower than the in progress offering period. The 1999 Employee Stock Purchase Plan became effective on the effective date of the initial public offering. As of December 31, 2005, total contributions by employees to the Purchase Plan were $1.4 million and 243,000 shares had been issued under the Purchase Plan. The plan was terminated by the Board of the Directors of the Company effective as of August 1, 2005.

14. SEGMENT INFORMATION

Based on the criteria established by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company currently operates in two principal business segments globally; advertising and non-advertising. The Company does not allocate any operating costs or assets to its segments as management does not use this information to measure the performance of these operating segments. Management does not believe that allocating these expenses or assets is meaningful in evaluating these segments' performance.

The following is a summary of revenues, cost of revenues and gross profit margins:

(In thousands, except percentages)	Years ended December 31,		
	2005	2004	2003
Revenues:			
Advertising	**$ 84,999**	$ 65,417	$ 41,173
MVAS	**98,070**	123,954	64,377
Others	**10,483**	10,616	8,735
	$ 193,552	$ 199,987	$ 114,285
Cost of Revenues:			
Advertising	**$ 27,627**	$ 22,187	$ 14,001
MVAS	**33,814**	38,277	19,455
Others	**1,666**	1,147	950
	$ 63,107	$ 61,611	$ 34,406
Gross profit margins:			
Advertising	**67%**	66%	66%
MVAS	**66%**	69%	70%
Others	**84%**	89%	89%
Overall	**67%**	69%	70%

The following is a summary of the Company's geographic operations:

(In thousands)	China	U.S.	Hong Kong	Taiwan	Total
Year ended and as of December 31, 2005:					
Revenues	**$ 189,207**	**$ 2,060**	**$ 1,775**	**$ 510**	**$ 193,552**
Long-lived assets	**21,746**	**143**	**175**	**143**	**22,207**
Year ended and as of December 31, 2004:					
Revenues	$ 194,921	$ 2,281	$ 1,807	$ 978	$ 199,987
Long-lived assets	15,468	59	179	446	16,152
Year ended and as of December 31, 2003:					
Revenues	$ 108,507	$ 2,398	$ 1,854	$ 1,526	$ 114,285
Long-lived assets	7,592	66	132	856	8,646

Revenues are attributed to the countries in which the invoices are issued. Long-lived assets comprise the net book value of property and equipment.

15. CERTAIN RISKS AND CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable debt securities and accounts receivable. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the U.S., the PRC, Hong Kong and Taiwan that management believes are of high credit quality. The Company usually invests in marketable debt securities with A ratings or above.

15. CERTAIN RISKS AND CONCENTRATIONS (Continued)

Accounts receivable consist primarily of advertising agencies, direct advertising customers and third-party mobile operators. As of December 31, 2005 and 2004, respectively, approximately 97% and 98% of the net accounts receivable were derived from the Company's operations in the PRC. Regarding its advertising operations, no individual advertising customer accounted for more than 10% of total net revenues for the years ended December 31, 2005 and 2004. Also, no individual advertising customer accounted for more than 10% of accounts receivables as of December 31, 2005 and 2004. For its MVAS operations in the PRC, the Company mainly contracts with China Mobile and its subsidiaries and China Unicom and its subsidiaries for utilizing their transmission gateways for message delivery and billing systems to collect subscription or usage fees from its subscribers. MVAS fees charged to users via these operators accounted for 51% and 62% of the Company's net revenues for the years ended December 31, 2005 and 2004, respectively. SMS revenue accounted for 37% and 52% of the Company's net revenues for the years ended December 31, 2005 and 2004, respectively. Accounts receivable from the mobile operators represent MVAS fees collected on behalf of the Company after deducting their billing services and transmission charges.
The Company maintains allowances for potential credit losses. Historically, the Company has not had any significant direct write-off of bad debts.

China Mobile and its subsidiaries accounted for 46%, 54% and 53% of the Company's total net revenues for the years ended December 31, 2005, 2004 and 2003, respectively. It also accounted for 26% and 47% of the Company's total accounts receivable as of December 31, 2005 and 2004, respectively.

Accounts receivable from third-party mobile operators represent MVAS fees collected on behalf of the Company after deducting their billing services and transmission charges. The Company maintains allowances for potential credit losses and historically the Company has not had any significant direct write off of bad debts.

The Company operates in business segments which are characterized by rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. Any failure by the Company to anticipate or to respond adequately to technological changes in its industry segments, changes in customer requirements or changes in regulatory requirements or industry standards, could have a material adverse effect on the Company's business and operating results. The Company relies on a number of third-party suppliers for various other services, including web server hosting, banner advertising delivery software, Internet traffic measurement software and transmission and billing of MVAS. Any failure of these suppliers to provide services to the Company or any termination of these services with the Company could have a material adverse effect on the Company's business and operating results.

The majority of the Company's net income was derived from China. The operations in China are carried out by the subsidiaries and VIEs. The Company depends on dividend payments from its subsidiaries in China for its revenues after these subsidiaries receive payments from VIEs in China under various services and other arrangements. In addition, under Chinese law, its subsidiaries are only allowed to pay dividends to the Company out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, these Chinese subsidiaries are required to set aside at least 10% of their respective accumulated profits, if any, up to 50% of their registered capital to fund certain mandated reserve funds that are not payable or distributable as cash dividends. The appropriation to mandated reserve funds are assessed annually. As of December 31, 2005, the Company is subject to a maximum appropriation of $11.1 million to these non-distributable reserve funds. The Company's subsidiaries and VIEs in China are subject to different tax rates. See Note 9 – Income Taxes.

The majority of the Company's revenues derived and expenses incurred were in Chinese renminbi as of December 31, 2005. The Company's cash, cash equivalents and short-term investments balance denominated in Chinese renminbi was approximately $187.2 million, which accounted for approximately 62% of its total cash, cash equivalents and short-term investment balance as of December 31, 2005. The Company's accounts receivable balance denominated in Chinese renminbi was approximately $32.9 million, which accounted for approximately 97% of its total accounts receivable balance. The Company's liabilities balance denominated in Chinese renminbi was approximately $34.3 million, which accounted for approximately 23% of its total liabilities balance as of December 31, 2005. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations in the currency of the PRC. Moreover, the Chinese government imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the "restricted net assets") in accordance with SEC Rule 12-04 "Condensed financial information of registrant" and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2005.

16. CONVERTIBLE DEBT

As of December 31, 2005, the Company has $100 million of zero coupon convertible subordinated notes (the "Notes") due 2023. The Notes were issued at par and bears no interest. The Notes will be convertible into SINA ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events.

One of the conditions for conversion of the Notes to SINA ordinary shares is conversion upon satisfaction of market price condition, when the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding fiscal quarter, exceeds 115% of the conversion price per ordinary share, and ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. For the quarter ended December 31, 2005, the sale price of SINA ordinary shares did not exceed the threshold set forth in item i) above for the required period of time; therefore, the Notes are therefore not convertible into SINA ordinary shares pursuant to the threshold set forth in item i) above during the quarter ending March 31, 2006.

Upon a purchaser's election to convert the Notes in the future, the Company has the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. The Company may redeem for cash all or part of the Notes on or after July 15, 2012, at a price equal to 100% of the principal amount of the Notes being redeemed. The purchasers may require the Company to repurchase all or part of the Notes for cash on July 15 annually from 2007 through 2013, and on July 15, 2018, or upon a change of control, at a price equal to 100% of the principal amount of the Notes.

17. COMMITMENTS AND CONTINGENCIES

Operating lease commitments include the commitments under the lease agreements for the Company's office premises. The Company leases office facilities under non-cancelable operating leases with various expiration dates beginning 2005 through 2007. Rental expenses for the years ended December 31, 2005, 2004 and 2003 were $3.1 million, $3.0 million and $1.7 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2005 were as follows:

(In thousands)	Total	Less than one year	One to three years	Three to five years	More than five years
Operating lease commitments	**3,476**	**1,423**	**2,053**	**–**	**–**

Purchase commitments mainly include minimum commitments for Internet connection fees associated with web sites production, content fees associated with web sites production and MVAS, advertising serving services and marketing activities. Purchase commitments as of December 31, 2005 were as follows:

(In thousands)	Total	Less than one year	One to three years	Three to five years	More than five years
Purchase commitments	**13,287**	**9,108**	**4,051**	**46**	**82**

There are uncertainties regarding the legal basis of our ability to operate an Internet business and telecom value-added services in China. Although the country has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to which specific segments of these industries companies with foreign investors, including us, may operate. Therefore, we might be required to limit the scope of our operations in China, and this could have a material adverse effect on our financial position, results of operations and cash flows.

For a discussion of current lawsuits, please refer to Item 3 Legal Proceedings in the 10K document which can be downloaded from the Company's web site http://corp.sina.com.

Supplementary Financial Data (unaudited)

QUARTERLY FINANCIAL RESULT

The following table reflects the Company's unaudited quarterly consolidated statement of operations data for the quarters presented. The Company believes that the historical quarterly information has been prepared substantially on the same basis as the audited consolidated financial statements, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to state fairly the unaudited quarterly results of operations data. Please refer to the Company's consolidated financial statements and the notes thereto for an explanation of the computation of basic and diluted net income per share.

(In thousands, except per share amounts)	Quarterly results for the year ended December 31, 2005			
	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005
Net revenues	**$ 51,950**	**$ 49,624**	**$ 46,130**	**$ 45,848**
Gross profit	**34,192**	**33,544**	**31,795**	**30,914**
Net income	**$ 13,759**	**$ 9,093**	**$ 9,953**	**$ 10,310**
Basic net income per share	**$ 0.26**	**$ 0.17**	**$ 0.19**	**$ 0.20**
Shares used in computing basic net income per share	**53,208**	**53,099**	**52,111**	**51,431**
Diluted net income per share	**$ 0.24**	**$ 0.16**	**$ 0.17**	**$ 0.18**
Shares used in computing diluted net income per share	**58,814**	**58,774**	**58,783**	**58,502**

(In thousands, except per share amounts)	Quarterly results for the year ended December 31, 2004			
	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004
Net revenues	$ 56,899	$ 52,505	$ 49,195	$ 41,388
Gross profit	38,966	35,650	34,898	28,862
Net income	$ 17,433	$ 14,503	$ 18,018	$ 16,042
Basic net income per share	$ 0.35	$ 0.29	$ 0.36	$ 0.33
Shares used in computing basic net income per share	50,967	50,387	50,257	49,329
Diluted net income per share	$ 0.30	$ 0.25	$ 0.31	$ 0.28
Shares used in computing diluted net income per share	58,729	57,763	58,110	57,826

Company Information

Board of Directors:

Yongji Duan
Chairman, SINA and Chairman, Stone Group Corporation

Dr Pehong Chen
Chief Executive Officer, President and Chairman, BroadVision, Inc.

Xiaotao Chen
Chief Executive Officer, Executive Director, Sun Media Investment Ltd.

Hurst Lin
General Partner, Doll Capital Management

Lip-Bu Tan
Chairman, Walden International Investment Group

Ter Fung Tsao
Chairman, Standard Foods Corporation

Yan Wang
Chief Executive Officer, SINA

Songyi Zhang
Advisory Director, Morgan Stanley Hong Kong

Yi-Chen Zhang
Chief Executive Officer, CITIC Capital Markets Holdings Ltd

Corporate Officers:

Yan Wang
Chief Executive Officer and Director

Charles Chao
President and Chief Financial Officer

Benjamin Tsiang
Executive Vice President, Product Development/
General Manager of SINA Online

Corporate Governance:

Compensation Committee:
Pehong Chen, Yongji Duan and Lip-Bu Tan

Audit Committee:
Lip-Bu Tan, Ter Fung Tsao and Songyi Zhang

Share Administration Committee:
Yan Wang

Corporate Headquarters:

SINA Corporation
Room 1802, United Plaza
No. 1468 Nanjing West Road
Shanghai 200040, PRC
Tel: +86 21 6289 5678
Fax: +86 21 6279 3803

Market Data:

Exchange: NASDAQ
Ticker: SINA

Transfer Agent:

American Stock Transfer and Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
United States of America

Independent Accountant:

PricewaterhouseCoopers Zhong Tian
CPAs Limited Company
26/F Office Tower A
Beijing Fortune Plaza
23 Dongsanhuan North Road
Chao Yang District
Beijing, 100020, PRC

U.S. Legal Counsel:

Orrick, Herrington & Sutcliffe LLP
1020 Marsh Road
Menlo Park, CA 94025
United States of America

Investor Relations:

Chen Fu
Investor Relations Manager
Room 1802, United Plaza
No. 1468 Nanjing West Road
Shanghai, 200040, PRC
http://corp.sina.com
Tel: +86 21 6289 5678 ext. 6089
Fax: +86 21 6247 1903
Email: fuchen@staff.sina.com

Denise Roche
The Ruth Group
Tel: +646 536 7008
Email: droche@theruthgroup.com

A copy of this annual report can be found online at: http://corp.sina.com


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